Exhibit 99.43

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 and 2024

(Expressed in millions of U.S. dollars)

TABLE OF CONTENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	5
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME	6
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY	7
CONSOLIDATED STATEMENTS OF CASH FLOWS	8
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	9
1. CORPORATION INFORMATION	9
2. BASIS OF PREPARATION	9
3. MATERIAL ACCOUNTING POLICY INFORMATION	10
4. SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS	21
5. ACQUISITION OF REYNA SILVER CORP.	23
6. ACQUISITION OF PRIME MINING CORP.	24
7. INVENTORY	25
8. PREPAID EXPENSES AND OTHER CURRENT ASSETS	26
9. PROPERTY, PLANT AND EQUIPMENT	26
10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	27
11. DEBT	28
12. LEASE-RELATED OBLIGATIONS	29
13. DECOMMISSIONING LIABILITIES	30
14. SHARE CAPITAL AND OTHER RESERVES	30
15. METAL SALES	32
16. GENERAL AND ADMINISTRATIVE EXPENSES	33
17. EXPENSES BY NATURE	33
18. SHARE-BASED PAYMENTS	33
19. OTHER EXPENSES	39
20. DERIVATIVE CONTRACTS	40
21. FINANCE COSTS (INCOME), NET	42
22. INCOME TAXES	42
23. EARNINGS PER SHARE	44
24. SUPPLEMENTAL CASH FLOW INFORMATION	45
25. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT	46
26. CAPITAL MANAGEMENT	50
27. SEGMENTED INFORMATION	50
28. RELATED PARTY TRANSACTIONS	53
29. COMMITMENTS	54

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying audited consolidated statements of financial position of Torex Gold Resources Inc. (the “Company”) as at December 31, 2025 and 2024 and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2025 and 2024 were prepared by management in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board. Management acknowledges responsibility for the preparation and presentation of the audited annual consolidated financial statements, including responsibility for significant judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management maintains accounting systems and internal controls to produce reliable consolidated financial statements and provide reasonable assurance that assets are properly safeguarded.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting. The Board of Directors carries out this responsibility through its Audit Committee. The Audit Committee meets periodically with management and the Company’s independent auditor to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to recommending the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by KPMG LLP, Chartered Professional Accountants, on behalf of the shareholders. Their report follows.

“Jody Kuzenko”	“Andrew Snowden”
Jody Kuzenko (signed)	Andrew Snowden (signed)
President and Chief Executive Officer	Chief Financial Officer

February 18, 2026

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INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Torex Gold Resources Inc.

OPINION

We have audited the consolidated financial statements of Torex Gold Resources Inc. (the “Entity”), which comprise:

•	the consolidated statements of financial position as at December 31, 2025 and December 31, 2024

•	the consolidated statements of operations and comprehensive income for the years then ended

•	the consolidated statements of changes in shareholders’ equity for the years then ended

•	the consolidated statements of cash flows for the years then ended

•	and notes to the consolidated financial statements, including a summary of material accounting policy information

(Hereinafter referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2025 and December 31, 2024, its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

BASIS FOR OPINION

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Financial Statements” section of our auditor’s report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the year ended December 31, 2025. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined the matter described below to be the key audit matter to be communicated in our auditor’s report.

Evaluation of uncertain income tax positions

Description of the matter

We draw attention to Notes 3(M) and 4 to the financial statements. The Entity is subject to assessments by tax authorities, who may interpret tax legislation differently than the Entity. There are certain transactions and calculations for which the ultimate tax determination is uncertain. Tax uncertainties are evaluated on the basis of whether it is probable that a tax position will ultimately be sustained upon examination by the relevant taxation authorities. Tax uncertainties are measured using the most likely amount or expected value, depending on which better predicts the resolution of the uncertainty. The assessment of uncertain tax positions requires significant judgment to assess the likelihood of whether the tax position taken by the Entity will be accepted by the taxation authority.

Why the matter is a key audit matter

We identified the evaluation of uncertain income tax positions as a key audit matter. This matter represented an area of significant risk of material misstatement. In addition, significant auditor judgment and specialized skills and knowledge were required to evaluate the Entity’s assessment of the likelihood of the taxation authority accepting the tax position taken by the Entity.

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How the matter was addressed in the audit

The primary procedures we performed to address this key audit matter included the following:

We involved tax professionals with specialized skills and knowledge who assisted in evaluating the Entity’s uncertain tax positions including interpretations of income tax legislation by:

•	Evaluating the design of certain internal controls related to liabilities for uncertain tax positions

•	Inquiring with the Entity and inspecting internal documentation including the Entity’s interpretation and evaluation of their tax filing positions

•	Inspecting evaluations and opinions provided by the Entity’s external tax and legal advisors

•

Developing an independent assessment of the Entity’s uncertain income tax positions based on our understanding and interpretation of income and other tax legislation and comparing it to the Entity’s assessment.

OTHER INFORMATION

Management is responsible for the other information. Other information comprises:

•	the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions as at the date of this auditor’s report.

If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditor’s report.

We have nothing to report in this regard.

RESPONSIBILITIES OF MANAGEMENT AND THOSE CHARGED WITH GOVERNANCE FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity’s financial reporting process.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

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Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

•

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

•

Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

•

Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for the purposes of the group audit. We remain solely responsible for our audit opinion.

•

Determine, from the matters communicated with those charged with governance, those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our auditor’s report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Chartered Professional Accountants, Licensed Public Accountants

The engagement partner on the audit resulting in this auditor’s report is Daniel Gordon Ricica.

Toronto, Canada

February 18, 2026

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Consolidated Statements of Financial Position

Millions of U.S. dollars	Note	December 31, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents		$119.5	$110.2
Derivative contracts	20	0.3	—
Value-added tax receivables		62.2	69.8
Trade receivables	15	72.8	14.7
Inventory	7	190.5	150.1
Prepaid expenses and other current assets	8	25.9	18.9

		471.2	363.7
Non-current assets:
Value-added tax receivables		3.1	1.1
Other non-current assets	12	17.0	18.7
Deferred income tax assets	22	214.7	84.5
Property, plant and equipment	9	2,319.4	1,671.8

Total assets		$3,025.4	$2,139.8

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	10	$190.6	$169.9
Income taxes payable	22	171.0	143.5
Lease-related obligations	12	36.5	29.2
Derivative contracts	20	8.5	3.5

		406.6	346.1
Non-current liabilities:
Other non-current liabilities	18	19.6	13.2
Debt	11	27.6	62.9
Lease-related obligations	12	69.1	49.1
Decommissioning liabilities	13	73.2	37.6
Deferred income tax liabilities	22	2.7	—

Total liabilities		$598.8	$508.9

Shareholders’ equity:
Share capital	14	$1,455.4	$1,033.3
Contributed surplus		28.0	24.2
Other reserves	14	(56.6)	(56.6)
Retained earnings	14	999.8	630.0

Total shareholders’ equity		$2,426.6	$1,630.9

Total liabilities and shareholders’ equity		$3,025.4	$2,139.8

Subsequent events (Notes 9, 14 and 20)

Commitments (Note 29)

Approved on behalf of the Board of Directors:

“Jody Kuzenko”	“Rodrigo Sandoval”
Jody Kuzenko (signed)	Rodrigo Sandoval (signed)
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

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Consolidated Statements of Operations and Comprehensive Income

Millions of U.S. dollars, except per share amounts	Note	Year Ended
		December 31, 2025	December 31, 2024
Revenue
Metal sales	15, 27	$1,305.6	$1,115.5
Cost of sales
Production costs		456.6	424.5
Royalties		43.8	31.2
Depreciation and amortization		168.3	191.6

Earnings from mine operations		$636.9	$468.2
General and administrative expenses	16, 18	69.5	47.4
Exploration and evaluation expenses		35.2	11.3
Other expenses	19	—	7.1

		$104.7	$65.8

Derivative loss, net	20	1.3	46.1
Finance costs (income), net	21	21.2	(3.3)
Foreign exchange loss		1.7	8.9

		$24.2	$51.7

Income before income taxes		$508.0	$350.7
Current income tax expense	22	232.0	149.6
Deferred income tax (recovery) expense	22	(127.4)	66.5

Net income and comprehensive income		$403.4	$134.6

Earnings per share
Basic	23	$4.58	$1.57
Diluted	23	$4.53	$1.55

Weighted average number of common shares outstanding
Basic	23	88,033,127	85,977,291
Diluted	23	89,133,859	87,008,937

The accompanying notes are an integral part of these consolidated financial statements.

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Consolidated Statements of Changes in Shareholders’ Equity

Millions of U.S. dollars, except number of common shares	Number of Common Shares	Share Capital	Contributed Surplus	Other Reserves	Retained Earnings	Total Shareholders’ Equity
Balance, January 1, 2024	85,885,453	$1,032.1	$24.2	$(56.6)	$495.4	$1,495.1
Redemption of restricted share units	16,885	0.2	—	—	—	0.2
Redemption of EPSUs and ERSUs	89,485	1.0	—	—	—	1.0
Net income	—	—	—	—	134.6	134.6

Balance, December 31, 2024	85,991,823	$1,033.3	$24.2	$(56.6)	$630.0	$1,630.9

Millions of U.S. dollars, except number of common shares	Number of Common Shares	Share Capital	Contributed Surplus	Other Reserves	Retained Earnings	Total Shareholders’ Equity
Balance, January 1, 2025	85,991,823	$1,033.3	$24.2	$(56.6)	$630.0	$1,630.9
Exercise of stock options (Note 18)	13,126	0.1	(0.1)	—	—	—
Redemption of restricted share units (Note 18)	46,921	2.3	—	—	—	2.3
Redemption of EPSUs and ERSUs (Note 18)	203,535	4.2	—	—	—	4.2
Issuance of shares related to Prime Mining Corp. (“Prime Mining”) acquisition (Note 6)	10,169,618	423.3	—	—	—	423.3
Adjustment of stock options and warrants assumed pursuant to the Prime Mining acquisition (Note 6)	—	—	5.6	—	—	5.6
Exercise of stock options assumed pursuant to the Prime Mining acquisition (Notes 14 and 18)	73,995	3.2	(1.7)	—	—	1.5
Exercise of warrants assumed pursuant to the Prime Mining acquisition (Note 14)	2,960	0.1	—	—	—	0.1
Share repurchases, net of tax (Note 14)	(825,769)	(11.1)	—	—	(23.4)	(34.5)
Dividends paid (Note 14)	—	—	—	—	(10.2)	(10.2)
Net income	—	—	—	—	403.4	403.4

Balance, December 31, 2025	95,676,209	$1,455.4	$28.0	$(56.6)	$999.8	$2,426.6

The accompanying notes are an integral part of these consolidated financial statements.

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Consolidated Statements of Cash Flows

Millions of U.S. dollars	Note	Year Ended
		December 31, 2025	December 31, 2024
Operating activities:
Net income for the year		$403.4	$134.6
Adjustments for:
Share-based compensation expense	18	8.2	7.1
Cash settlement of share-based compensation		(9.1)	(1.0)
Loss on remeasurement of share-based payments	18	33.9	15.7
Depreciation and amortization		168.7	192.0
Derivative contracts	20	4.7	(16.7)
Unrealized foreign exchange gain		(6.2)	(0.4)
Finance costs (income), net		21.2	(3.3)
Interest received		6.0	7.8
Income tax expense		104.6	216.1
Tax credit applicable to production costs		(0.4)	(4.0)
Income taxes paid		(204.8)	(89.0)

Net cash generated from operating activities before changes in non-cash operating working capital		$530.2	$458.9
Changes in non-cash operating working capital	24	(41.2)	(9.4)

Net cash generated from operating activities		$489.0	$449.5

Investing activities:
Additions to property, plant and equipment		(352.6)	(553.7)
Borrowing costs capitalized to property, plant and equipment		(1.7)	(8.0)
Value-added tax receivables, net		14.7	(1.0)
Acquisition of Prime Mining Corp., net of cash received	6	6.3	—
Acquisition of Reyna Silver Corp., net of cash received	5	(27.2)	—

Net cash used in investing activities		$(360.5)	$(562.7)

Financing activities:
Share repurchases	14	(33.9)	—
Dividends paid	14	(10.2)	—
Proceeds from the exercise of stock options and warrants assumed pursuant to the Prime Mining acquisition		1.6	—
Repayment on Debt Facility	11	(225.0)	(100.0)
Proceeds from Debt Facility	11	190.0	165.0
Lease payments		(17.1)	(8.6)
Other borrowing costs paid		(25.0)	(2.1)
Transaction costs for Debt Facility	11	(1.0)	(0.7)

Net cash (used in) generated from financing activities		$(120.6)	$53.6

Effect of foreign exchange rate changes on cash and cash equivalents		$1.4	$(3.0)

Net increase (decrease) in cash and cash equivalents		$9.3	$(62.6)

Cash and cash equivalents, beginning of year		$110.2	$172.8

Cash and cash equivalents, end of year		$119.5	$110.2

Supplemental Cash Flow (Note 24)

The accompanying notes are an integral part of these consolidated financial statements.

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Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 1. CORPORATION INFORMATION

Torex Gold Resources Inc. (the “Company” or “Torex”) is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, Mexico. The Company also owns the Los Reyes gold-silver project in Sinaloa, Mexico (Note 6), and recently acquired a portfolio of early-stage exploration properties (Note 5), including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Gryphon and Medicine Springs projects in Nevada, USA.

The Company is a corporation governed by the Business Corporations Act (Ontario). The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol TXG. Its registered address is 130 King Street West, Suite 740, Toronto, Ontario, Canada, M5X 2A2.

These consolidated financial statements of the Company for the years ended December 31, 2025 and 2024 include the accounts of the Company and its subsidiaries (herein referred to as “consolidated financial statements”).

NOTE 2. BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Accounting policies are consistently applied to all years presented, unless otherwise stated. These consolidated financial statements were approved for issuance by the Board of Directors on February 18, 2026.

Basis of Consolidation

These consolidated financial statements comprise the financial statements of Torex and the accounts of the Company’s wholly owned subsidiaries. All intragroup assets, liabilities, equity, revenue, expenses and cash flows relating to transactions between entities of the group have been eliminated.

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date of disposition or until control ceases.

The Company’s material subsidiaries and their geographical locations as at December 31, 2025 were as follows:

Subsidiary	Country of Incorporation	Ownership Interest
Minera Media Luna, S.A. de C.V. (“MML”)	Mexico	100%
Minera Amari, S.A. de C.V.[1]	Mexico	100%
Reyna Silver Corp.[2]	Canada	100%
Reyna Silver, S.A. de C.V.[2]	Mexico	100%

1.	The Company consolidated this entity since its acquisition on October 22, 2025 (Note 6).
2.	The Company consolidated this entity since its acquisition on August 20, 2025 (Note 5).

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Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 3. MATERIAL ACCOUNTING POLICY INFORMATION

The material accounting policies used in the preparation of these consolidated financial statements are as follows:

A. Basis of Measurement

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments and other items, which are measured at fair value, as explained in Note 3(H and K).

B. Asset Acquisitions

When the Company acquires a group of assets and liabilities that do not constitute a business, the Company identifies and recognizes the individual identifiable assets acquired and liabilities assumed by allocating the purchase price including the associated acquisition-related transaction costs first to financial assets and/or liabilities at their respective fair values, and the remaining balance of the purchase price is then allocated to the other identifiable assets and liabilities acquired based on their relative fair values at the date of purchase.

C. Foreign Currency

Functional and Presentation Currency

The consolidated financial statements are presented in U.S. dollars, which is the functional currency of the Company and its subsidiaries.

D. Exploration and Evaluation Expenditures and Development Costs

Exploration costs include costs directly related to exploration and evaluation activities in the area of interest, including near mine exploration and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination or asset acquisition. Exploration and evaluation expenditures are expensed in the Consolidated Statements of Operations and Comprehensive Income until the determination of the technical feasibility and commercial viability of a project, except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or asset acquisition, which are capitalized. To determine whether technical feasibility and commercial viability of extracting a mineral resource exists, the Company considers various factors.

E. Property, Plant and Equipment

Once determination of technical feasibility and commercial viability has been completed, subsequent development expenses are capitalized in mineral properties. Expenditures to develop mineral properties, including engineering to design the size and scope of the project, environmental assessment and permitting, and surface rights acquisitions are capitalized in mineral properties or construction in progress. Expenditures related to activities focused on mineral reserve and mineral resource extension, and infill drilling, are capitalized.

The development stage ends, and the production stage begins when the mine is in the condition necessary for it to be capable of operating in the manner intended by management. To assess when the mine is substantially complete and ready for its intended use, certain of the criteria considered include the following:

•	Substantial completion of the construction activities;

•	The level of capital expenditures in relation to the project budget;

•	Producing saleable material;

•	Completion of a reasonable period of testing of the plant and equipment in the mine and/or mill;

•	Achieving a certain level of recoveries from the ore mined and processed; and

•	Reaching a certain level of production and sustaining ongoing production.

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Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Upon reaching the production stage, costs are transferred from construction in progress into the appropriate asset classes including mineral property, plant and equipment, inventory, and other assets, and depreciation commences.

Development expenditures incurred during the production stage to provide access to ore reserves in future periods, expand existing capacity, or generally provide future economic benefits will be capitalized under the Company’s accounting policy for property, plant and equipment.

For property, plant and equipment that is not yet available for its intended use, the Company recognizes the proceeds from selling items produced and the cost of producing those items in the Consolidated Statements of Operations and Comprehensive Income in revenue and cost of sales, respectively.

Mineral Property

Mineral property acquisition costs are capitalized as mineral property, which is included in property, plant and equipment in the Consolidated Statements of Financial Position.

Included within mineral property are capitalized stripping costs, related to open pit mining operations. In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of removing overburden and waste materials is referred to as stripping. Prior to the commencement of the production phase, stripping costs are capitalized as part of mineral properties. Stripping costs incurred during the production stage are included in the cost of inventory produced during the period unless the costs are expected to provide a future economic benefit to an identifiable component of the ore body, in which case the costs are capitalized within property, plant and equipment as mineral property. Capitalized stripping costs are calculated by multiplying the stripping tonnes to be capitalized during the period by the current mining cost per tonne.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Underground mine development costs are capitalized to property and equipment when they are expected to have future economic benefit for a period greater than one year. Activities that are typically capitalized include costs incurred to build shafts, drifts, ramps and access corridors, which enable the Company to extract ore underground.

Capitalized interest costs for qualifying assets are included within property and equipment. Qualifying assets are assets that require a significant amount of time to get ready for their intended use, including projects that are in the development or construction stages. Capitalized interest costs are considered an element of the cost of the qualifying asset. Capitalization ceases when the asset is available for use in the manner intended by management or if active development is suspended or ceases. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the general borrowings during the year. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to the qualifying asset. Borrowing costs capitalized to property, plant and equipment are presented as part of investing activities in the Consolidated Statements of Cash Flows.

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Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Depreciation and Amortization

Upon commencement of production, mineral property costs are depreciated on a unit-of-production basis over the estimated life of the asset to which they relate. The useful life of the mineral property (excluding capitalized stripping costs) is determined with reference to its proven and probable reserves. Identified resource material may also be included in depreciation calculations where there is a high degree of confidence in its economic extraction. Capitalized stripping costs are amortized on a unit-of-production basis over the remaining proven and probable reserves to which they relate. Capitalized underground mine development costs are amortized on a unit-of-production basis over the remaining proven and probable reserves to which they relate.

The cost of property, plant and equipment, less their residual value (if any), is depreciated over the shorter of the estimated economic useful life of the asset on a straight-line basis or on a unit-of-production basis over the remaining life of the mine with reference to proven and probable reserves, and a portion of indicated resources where there is a high degree of confidence in its economic extraction.

Where components of an item of property, plant and equipment have different useful lives or for which different depreciation rates would be appropriate, they are accounted for as separate items of property, plant and equipment.

Amortization of equipment used for development activities is included in construction in progress until the project enters the production stage or the asset is available for its intended use.

The Company recognizes major long-term spare parts and standby equipment as property, plant and equipment when the parts and equipment are significant, and are expected to be used over a period greater than a year. Major inspections and overhauls required at regular intervals over the useful life of an item of plant and equipment are recognized in the carrying amount of the related item if the inspection or overhaul provides benefit exceeding one year.

F. Leasing Arrangements

The Company assesses whether a contract is or contains a lease, at inception of the contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low-value assets. For short-term leases and leases of low-value assets, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The lease liabilities are presented in lease-related obligations in the Consolidated Statements of Financial Position.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement date, and any initial direct costs and an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. They are subsequently measured at cost less accumulated depreciation and impairment losses.

12 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Right-of-use assets are depreciated over the shorter of the lease term and the estimated economic useful life of the underlying asset. Depreciation starts at the commencement date of the lease. The lease term is the non-cancellable period of a lease, including periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option.

The right-of-use assets are presented in property, plant and equipment in the Consolidated Statements of Financial Position.

When the Company transfers an asset to another entity and leases the asset back from the entity, the Company accounts for the transfer as a sale when control of the asset has been transferred, which includes transfer of title and the significant risks and rewards of ownership of the asset. For a transfer of an asset accounted for as a sale, the Company measures the right-of-use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained and recognizes a gain or loss relating to the rights transferred to the buyer. For a transfer of asset not accounted for as a sale, the Company recognizes the transferred asset in property, plant and equipment and recognizes a financial liability in lease-related obligations in accordance with IFRS 9, Financial Instruments (“IFRS 9”).

G. Impairment of Non-Current Assets

The carrying amount of the Company’s non-current, non-financial assets (which include mineral property, plant and equipment, exploration and evaluation, and right-of-use assets) are reviewed for impairment at each reporting date for events or changes in circumstances that indicate that the carrying amount may not be recoverable. If an indicator exists, the Company performs an impairment test. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount, if applicable. The recoverable amount is the higher of an asset’s fair value less costs of disposal and its value in use.

For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or “CGUs”). Management has assessed the Company’s CGUs as being an individual operating site. The Company has one CGU pertaining to the operation of the Morelos Complex, an operating mine with exploration and development. The Company’s remaining properties are in the exploration stage with no cash flow generation and therefore are not individual CGUs. If there is an indication that an asset may be impaired, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the CGU to which the asset belongs. At each reporting date, exploration and evaluation assets are reviewed for impairment indicators, and if an indicator exists, the Company performs an impairment test. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount, if applicable. The recoverable amount is the higher of an asset’s fair value less costs of disposal and its value in use.

H. Financial Instruments

The Company’s financial assets include cash and cash equivalents, trade receivables, and derivative contracts. Cash and cash equivalents include cash and other highly liquid investments, such as term deposits with major financial institutions, which have a term to maturity of three months or less at the time of acquisition, and are readily convertible to specified amounts of cash. The Company’s financial liabilities include accounts payable and accrued liabilities, derivative contracts, debt, and lease-related obligations. The Company classifies its financial instruments in the following categories:

Financial Assets at Amortized Cost – Cash and cash equivalents and trade receivables (with the exception of trade receivables related to copper sales) are recognized initially at fair value, net of any transaction costs incurred, and subsequently measured at amortized cost. Financial assets are reviewed at each period end for impairment.

13 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Financial Liabilities at Amortized Cost – Debt and accounts payable and accrued liabilities are recognized initially at fair value, net of any transaction costs incurred, and subsequently at amortized cost using the effective interest method.

Financial Assets and Liabilities at Fair Value Through Profit and Loss (“FVTPL”) – The derivative contracts and trade receivables related to copper sales are recorded at fair value and revalued through income at the end of each reporting period.

Offsetting of Financial Instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the Consolidated Statements of Financial Position, only if there is an enforceable legal right to offset the recognized amounts and the intention is to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

Derivative Instruments

The Company may enter into derivative instruments to mitigate economic exposures to commodity prices, interest rates and currency exchange rate fluctuations. Unless the derivative instruments qualify for hedge accounting, and management undertakes appropriate steps to designate them as such, they are classified as financial instruments at FVTPL and measured at fair value with gains or losses arising from changes in the fair value recorded in the Consolidated Statements of Operations and Comprehensive Income in the period they occur. Fair values for derivative instruments classified as FVTPL are determined using valuation techniques. The valuations use assumptions based on prevailing market conditions on the reporting date.

The Company assesses whether a contract contains embedded derivatives when it becomes party to the contract. Embedded derivatives identified in financial liabilities or non-financial instrument contracts are recognized separately unless they are considered to be closely related to the host contract. Embedded derivatives that are separated from their host contracts are recorded in the Consolidated Statements of Financial Position at fair value, and mark-to-market adjustments on these instruments are included in the Consolidated Statements of Operations and Comprehensive Income.

Derivative assets and liabilities are shown separately in the Consolidated Statements of Financial Position unless there is a legal right to offset and intent to settle on a net basis. Derivative instruments are classified as current or non-current assets or liabilities in the Consolidated Statements of Financial Position, depending on their contractual maturity dates.

Contracts to Buy or Sell a Non-financial Item

A contract to buy or sell a non-financial item that can be settled net in cash or another financial instrument is accounted for as a derivative financial instrument unless the contract was entered into and continues to be held for the purpose of the receipt or delivery of the non-financial item in accordance with the Company’s expected purchase, sale or usage requirements. The criteria for net settlement in cash or another financial instrument is met when: (a) the terms of the contract permits either party to settle net in cash or another financial instrument; (b) the Company has a practice of settling similar contracts net in cash or another financial instrument; (c) the Company has a practice of taking delivery of the underlying non-financial item and selling it within a short period after delivery for the purpose of generating a profit from short-term fluctuations in price; or (d) the non-financial item is readily convertible to cash.

I. Inventory

Inventory classifications include stockpiled ore, in-circuit, finished goods, and materials and supplies. The value of all production inventory is measured on a weighted average basis and includes direct production costs and attributable overhead and depreciation incurred to bring the materials to their current point in the processing cycle. Inventory is valued at the lower of cost and net realizable value, with net realizable value determined with

14 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

reference to market prices, less estimated future production costs (including royalties) to convert inventory into saleable form.

(i)

Stockpiled ore represents unprocessed ore that has been mined and is available for future processing. Stockpiled ore is measured by estimating the number of tonnes added to or removed from the stockpile, the estimated contained metal content and the estimated metal recovery percentage. Stockpile ore tonnages are verified by periodic surveys. Stockpiled ore value is based on the costs incurred (including applicable overhead and depreciation) in bringing the ore to the stockpile. Costs are added to the stockpiled ore based on current mining costs and are removed at the average cost in the stockpile.

(ii)

In-circuit represents material that is currently being treated in the processing plant to extract the contained metal and to transform it to a saleable form. The in-circuit inventory is valued at the average of the beginning inventory and the costs of material fed into the processing stream plus in-circuit conversion costs, including applicable overhead, and depreciation related to the processing facilities.

(iii)

Finished goods inventory is saleable goods in the form of doré bars that have been poured, gold bullion, carbon fines shipped to the refinery, and concentrate. Included in the costs are the direct costs of mining and processing operations as well as overhead and depreciation.

(iv)

Materials and supplies inventory consists mostly of equipment parts and other consumables required in the mining and ore processing activities. Materials and supplies inventory is valued at the lower of weighted average cost and net realizable value.

Any write-downs of inventories to net realizable value or reversals of previous write-downs are recognized in the Consolidated Statements of Operations and Comprehensive Income in the period that the write-down or reversal occurs.

J. Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any tax effect. Common shares issued for consideration other than cash are valued based on their market value at the date the shares are issued. Costs to repurchase and cancel the Company’s shares are recognized as a reduction in share capital to the extent of its book value. The excess of the purchase price over the book value is recognized as a reduction in retained earnings in the Consolidated Statements of Changes in Shareholders’ Equity. Common shares held by the Company are classified as treasury stock and are recognized as a deduction from equity.

K. Share-based Payments

The Company has the following share-based compensation plans: the Stock Option Plan (the “Torex SO Plan”), the stock option and omnibus equity incentive plans assumed pursuant to the acquisition of Prime Mining (Note 6) (collectively, the “Legacy SO Plan”), the Employee Share Unit Plan (the “ESU Plan”), the Restricted Share Unit Plan (the “RSU Plan”), and the Deferred Share Unit Plan (the “DSU Plan”). The Company measures share-based awards based on the fair value of the stock options (the “Options”) or units on the date of grant. Awards that the Company intends to settle through the issuance of common shares are expensed over the vesting period based on the grant date fair value and are not remeasured. Awards that may be settled in cash are accounted for using the liability method whereby they are subsequently remeasured at fair value at each reporting date until the awards are settled, with fair value changes recognized in the Consolidated Statements of Operations and Comprehensive Income within general and administrative expenses.

Stock Option Plans

The fair value of Options granted under the Torex SO Plan is measured at grant date using generally accepted valuation techniques, taking into account the terms and conditions upon which the Options are granted. The

15 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

expected volatility is estimated based on the historical and implied volatility of the Company’s share price. The estimated fair value of the Options is amortized using graded vesting, over the period in which the Options vest or immediately at grant date for those that vest immediately. Any consideration paid by the option holder on the exercise of Options is credited to share capital, together with the related share-based compensation originally recorded in contributed surplus.

Under the Torex SO Plan, a participant may elect a cashless exercise and have the Company satisfy the settlement of the in-the-money amount by issuing common shares.

The Torex SO Plan was terminated, as all previously outstanding Options were exercised or expired in March 2025.

The fair value of stock options assumed pursuant to the acquisition of Prime Mining was measured at the date of acquisition using generally accepted valuation techniques, taking into account the terms and conditions upon which the Options are granted. The expected volatility is estimated based on the historical and implied volatility of the Company’s share price. These options were fully vested as of the date of the acquisition. Any consideration paid by the option holder on the exercise of Options is credited to share capital, together with the related share-based compensation originally recorded in contributed surplus.

ESU Plan

The Company has an ESU Plan to provide Employee Performance Share Units (“EPSUs”) and Employee Restricted Share Units (“ERSUs”) to participants in the plan as a form of remuneration. Subject to adjustment in accordance with the ESU Plan, an EPSU or ERSU represents the right to receive a common share of the Company at vesting, or at the election of the participant and subject to the consent of the Company, the cash equivalent of a common share less applicable withholdings. The number of EPSUs that will ultimately vest is determined by multiplying the number of EPSUs granted to the participant by an adjustment factor, which ranges from 0 to 2.0. Therefore, the number of EPSUs that will vest and be issued may be higher or lower than the number of EPSUs originally granted to a participant. The adjustment factor is based on the Company’s total shareholder return relative to a pre-selected group of comparable companies over the term of the applicable EPSU performance period. Under the terms of the ESU Plan, the Board of Directors is authorized to determine the adjustment factor.

The vesting terms and initial fair value of EPSUs and ERSUs granted are specific to each individual grant. The number of units granted and vesting terms are approved by the Board of Directors. The initial fair value of the EPSUs is determined using a Monte-Carlo simulation. The initial fair value of the ERSUs is determined using the closing price of the common shares on the TSX on the business day immediately prior to the grant date.

Awards granted under the ESU Plan are settled in shares, unless a participant elects a cash settlement, subject to the consent of the Company. ESU Plan awards are accounted for as cash-settled awards and are, therefore, revalued to fair value at each period end.

Effective January 1, 2024, unless otherwise determined by the Board of Directors, or otherwise specified in any employment agreement, each grant of ERSUs vests in three approximately equal instalments commencing one year following the grant date on a vesting date determined by the Board of Directors. ERSUs will only vest if the participant is an eligible person (as defined in the ESU Plan) on the relevant vesting date(s).

Subject to certain exceptions set forth in the ESU Plan: (a) if the employment of a participant is terminated due to resignation by, or retirement of, the participant, then a pro rata portion of the participant’s unvested EPSUs and ERSUs granted prior to December 31, 2023 vests immediately prior to the termination date in accordance with the relevant formula set forth in the ESU Plan, and unvested EPSUs and ERSUs granted on or after January 1, 2024 will be forfeited; (b) if the employment of a participant is terminated without cause, or due to disability or death, then a pro rata portion of the participant’s unvested EPSUs and ERSUs vest immediately prior to the termination date in accordance with the relevant formula set forth in the ESU Plan; and (c) if the employment of a participant

16 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

is terminated for cause, then all EPSUs and ERSUs will be forfeited. The vested EPSUs in circumstances described in (a) and (b) will be redeemed at the end of the relevant performance period using the adjustment factor determined for the performance period. The vested ERSUs in circumstances described in (a) and (b) may be redeemed by the participant during the period commencing on the date the participant’s employment is terminated and ending on the earlier of the 90th day after the participant’s termination date and the applicable expiry date upon which any outstanding ERSUs will automatically be redeemed.

RSU Plan

The Company has an RSU Plan to provide common shares to participants in the plan as a form of remuneration.

Each Restricted Share Unit (“RSU”) has the same value as one common share at the date of measurement based on the prior day’s closing price. The vesting terms for RSUs granted are specific to each individual grant as determined by the Board of Directors. The fair value of the RSUs is expensed over the vesting period specific to the grant or at grant date for those that vest immediately.

The RSU Plan allows participants to elect, subject to the Company’s consent, cash settlement. A liability is recognized for the fair value of the outstanding RSUs at each reporting date, with changes in fair value recognized in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.

DSU Plan

In May 2025, the Company introduced a DSU Plan to provide non-executive directors with the ability to elect to receive Deferred Share Units (“DSUs”) in lieu of a cash retainer.

The fair value of DSUs granted is determined using the weighted average trading price of the common shares on the TSX for the five consecutive trading days immediately prior to the grant date. The fair value of DSUs is expensed immediately at grant date.

DSUs are settled in cash following a director’s departure from the Board. Participants may elect a redemption date after separation, which must occur no later than the year following the year of separation. A liability is recognized for the fair value of the outstanding DSUs at each reporting date, with changes in fair value recognized in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.

L. Revenue Recognition

Revenue includes sales of refined gold and by-products (silver, copper precipitate and carbon fines) and concentrate containing copper, gold and silver (“copper concentrate”). Revenue is recognized upon the transfer of control over goods to the customer, which is considered to occur when products have been delivered and the significant risks of loss have been transferred to the buyer. Revenue is measured based on the consideration specified in each sales agreement.

Sales of copper concentrate and precipitate are recognized when control passes to the customer, based on analysis of the significant rights and obligations of ownership. These contracts are provisionally priced, and sales prices are subject to final adjustment at the end of a future period after control passes to the customer, based on quoted market prices during the quotational period specified in the contract. Revenue from provisionally priced sales is initially recorded at the estimated fair value of the consideration that is expected to be ultimately received based on forecast reference prices. The Company’s revenue based on a provisional price contains an embedded derivative, and the amounts receivable are adjusted to fair value through revenue each period prior to final settlement. The Company also adjusts estimated metal quantities used in computing provisional sales using final assay values, and these adjustments are recognized in revenue. A provisional payment is generally due upon

17 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

delivery of the copper concentrate or precipitate to the customer. Final payment is due upon final settlement of price and quantity with the customer.

Revenue from the sale of copper concentrate is measured at the fair value of the consideration received or receivable, net of specified deductions, including treatment and refining charges, penalties for deleterious elements, and freight.

The Company recognizes deferred revenue in the event it receives payments from customers before a copper concentrate sale meets the criteria for revenue recognition. Interest expense on deferred revenue is recognized in finance costs when the Company identifies significant financing components related to advance payments on its copper concentrate sales, resulting from a difference in the timing of the up-front consideration received and delivery of the concentrate. The interest rate is determined based on the rate implicit in the sales agreement. As the copper concentrate achieves the criteria for revenue recognition, the deferred revenue amount including the interest expense is recognized in the Consolidated Statements of Operations and Comprehensive Income.

M. Income Taxes

Income tax expense is composed of current and deferred tax. Current tax and deferred tax are recognized in income or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Prior to January 1, 2025, the Company was subject to a mining tax of 7.5% on taxable earnings before the deduction of taxes, interest, depreciation and amortization, and a royalty of 0.5% on sales of gold, silver and platinum. As of January 1, 2025, the mining tax and royalty increased to 8.5% and 1.0%, respectively. Both the mining tax and royalty are payable to the Servicio de Administración Tributaria (“SAT” or “Mexican tax authorities”) on an annual basis in March of the following year. The mining tax is considered an income tax for the purposes of IFRS.

Current Income Tax

Current income tax is the expected tax payable or recoverable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred Income Tax

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investment in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future and the Company is able to control the timing of the reversal of the temporary differences. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. Deferred income tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but the Company intends to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences if it is probable that future taxable profits will be available against which they can be utilized. Deferred income tax

18 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The impact of foreign exchange on deferred income taxes is recognized in income tax expense.

Uncertain Tax Positions

The Company is subject to assessments by tax authorities, who may interpret tax legislation differently than the Company. When there is uncertainty over income tax positions, the Company assesses whether it is probable that the relevant tax authority will accept the uncertain tax position. This assessment affects the amount of income tax expense or recovery recognized by the Company. If the Company concludes that it is not probable that a tax authority will accept the uncertain tax position, the effect of the uncertain tax position is reflected in the determination of the Company’s income tax expense or recovery based on the most likely amount or, if there is a wide range of possible outcomes, the expected value.

N. Earnings per Share

Basic earnings per share is calculated by dividing the earnings for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the treasury stock method whereby proceeds deemed to be received on the exercise of Options and warrants and redemption of units under the RSU and ESU Plans in the per share calculation are assumed to be used to repurchase common shares at the average market price during the period, unless the adjustment is anti-dilutive, in which case they are excluded. For diluted earnings per share, earnings for the period are adjusted for gains (if any) on remeasurement of share-based payments.

O. Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. These provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax risk-free rate. The increase in the provision due to passage of time is recognized as interest expense.

On recognition of a provision for decommissioning liabilities, an addition is made to the asset category the provision relates to and is depreciated on a unit-of-production basis. A decommissioning liability is recognized by the Company when a legal or constructive obligation to incur restoration, rehabilitation and environmental costs arises as a result of environmental disturbances caused by the exploration, development or ongoing production of a mineral property. Decommissioning liabilities are measured at the present value of the expected expenditures required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and a weighted-average risk-free rate. Accretion of the liability over time is recorded in finance costs in the Consolidated Statements of Operations and Comprehensive Income. The effect of any changes to the decommissioning liabilities, including changes to the underlying estimates and changes in market interest rates used to discount the obligation, are added to or deducted from the cost of the related assets for an operating mine. Any reduction in decommissioning liabilities and therefore any deduction in the related asset may not exceed the carrying amount of that asset. If it does, any excess over the carrying value is immediately recognized in the Consolidated Statements of Operations and Comprehensive Income.

19 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

P. Accounting Pronouncements

New and Amended Standards and Interpretations Issued and Effective

The Company adopted the following accounting standard amendments:

Amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”)

In August 2023, the IASB issued Lack of Exchangeability (Amendments to IAS 21), which specifies how to assess whether a currency is exchangeable and how to determine the exchange rate when it is not. The Company adopted the amendment effective January 1, 2025. The application of these amendments did not have an impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements Issued but not yet Effective

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IFRS 9 and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”)

In December 2024, the IASB issued Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7). The own-use requirements in IFRS 9 were amended to include the factors an entity is required to consider for contracts to buy and take delivery of renewable electricity for which the source of production of the electricity is nature-dependent. The hedge accounting requirements in IFRS 9 were amended to permit an entity using a contract for nature-dependent renewable electricity with specified characteristics as a hedging instrument. IFRS 7 was also amended to introduce additional disclosure requirements about contracts for nature-dependent electricity with specified characteristics to enable investors to understand the impact of these contracts on a company’s financial performance and future cash flow. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The Company does not expect a material impact to the consolidated financial statements as a result of the adoption effective January 1, 2026.

In May 2024, the IASB issued Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). The amendments clarify the date of recognition and derecognition of certain financial assets and liabilities, clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion, add new disclosures for financial instruments with contractual terms that can change cash flows, and revise disclosure requirements for equity investments designated at fair value through other comprehensive income and financial instruments with contingent features. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The Company does not expect a material impact to the consolidated financial statements as a result of the adoption effective January 1, 2026.

Annual Improvements to IFRS

In July 2024, the IASB issued narrow-scope amendments to IFRS 1, First-time Adoption of International Financial Reporting Standards; IFRS 7; IFRS 9; IFRS 10, Consolidated Financial Statements; and IAS 7 as a part of the annual improvements to IFRS. Annual improvements are limited to changes that either clarify the wording in an accounting standard or correct relatively minor unintended consequences or oversights in the standards. They also correct minor conflicts between the requirements of the standards. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The Company does not expect a material impact to the consolidated financial statements as a result of the adoption effective January 1, 2026.

20 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”)

In April 2024, the IASB issued IFRS 18, which is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management defined performance measures, and adding new principles for aggregation and disaggregation of information. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. The Company plans to adopt IFRS 18 from January 1, 2027 and does not intend to early adopt the standard.

IFRS 18 is applied retrospectively. Comparative information will be restated to reflect the new presentation and disclosure requirements. The Company does not expect any adjustment to opening retained earnings on transition because IFRS 18 affects presentation and disclosure only. The Company expects to apply available transition reliefs in IFRS 18 where relevant. Any reliefs applied will be disclosed at the date of initial application. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

The Company’s use of non-Generally Accepted Accounting Principles (“non-GAAP”) measures within communications outside the consolidated financial statements that qualify as management-defined performance measures (“MPMs”), as defined by IFRS 18, will require additional note disclosure, including reconciliations of each MPM to the most directly comparable subtotal specified by IFRS 18 (with related tax and non-controlling interest effects), explanations of the measures, and disclosures about changes to MPMs. The Company is currently evaluating which of its non-GAAP measures meet the definition of MPMs.

Amendments to IAS 21

In November 2025, the IASB issued Translation to a Hyperinflationary Presentation Currency (Amendments to IAS 21), which require an entity translating financial statements from a functional currency that is the currency of a non-hyperinflationary economy to a presentation currency that is the currency of a hyperinflationary economy, to translate all amounts using the closing rate at the date of the most recent statement of financial position. In addition, when an entity with a functional and presentation currency that is the currency of a hyperinflationary economy translates a foreign operation, whose functional currency is that of a non-hyperinflationary economy, it restates comparative amounts of that foreign operation by applying the general price index it uses to restate corresponding figures under IAS 29, Financial Reporting in Hyperinflationary Economies. These amendments are effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted. The Company does not expect a material impact to the consolidated financial statements as a result of the adoption effective January 1, 2027.

NOTE 4. SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities as at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ materially from these estimates.

The areas that require management to make significant judgments, estimates and assumptions in applying the Company’s accounting policies in determining carrying values include, but are not limited to:

Production Stage

Significant judgment is required to determine when an asset is able to operate at expected levels and requires an assessment of both qualitative and quantitative factors. The Company uses several criteria to determine when an asset is able to operate at expected levels. These are complex and depend on each development property’s plan

21 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

and its economic, political and environmental conditions. The criteria that the Company includes in its assessment are presented in Note 3(D) to the consolidated financial statements.

Mineral Reserves and Resources

The Company estimates its mineral reserves and resources based on information compiled by qualified persons as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects, requirements. The estimation of mineral reserves and resources requires judgment to interpret available geological data, select an appropriate mining method and establish an extraction schedule. It also requires assumptions about future commodity prices, exchange rates, production costs, and recovery rates. There are numerous uncertainties inherent in estimating mineral reserves and resources and assumptions that are valid at the time of estimation and may change significantly when new information becomes available. New geological data as well as changes in the above assumptions may change the economic status of reserves and resources and may, ultimately, result in the reserves and resources being revised.

Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, inventory valuation, the calculation of depreciation expense, the capitalization of production phase stripping costs, the calculation of decommissioning liabilities, the assessment of technical feasibility and commercial viability, and recognition of deferred tax amounts.

The Company updates its Life of Mine (“LOM”) plans annually or when facts and circumstances indicate that the mineral reserves have changed, and the impact is significant. The updated LOM forms the basis for the calculation of depreciation expense, the capitalization of production phase stripping costs and decommissioning liabilities. It is also considered in the Company’s assessment of indicators of impairment of property, plant and equipment.

Contracts to Buy or Sell a Non-financial Item

Judgment is applied in determining whether a contract to buy or sell a non-financial item should be accounted for as a derivative financial instrument measured at FVTPL, which includes an assessment of whether the contract can be settled net in cash or another financial instrument and whether the contract was entered into and continues to be held for the purpose of the receipt or delivery of the non-financial item in accordance with the Company’s expected purchase, sale or usage requirements. Factors considered by management include the Company’s intent to utilize the non-financial item, settlement provisions of the contract, the Company’s past practices, the nature of the non-financial item, and the Company’s projections. During the year ended December 31, 2024, the Company entered into a power purchase agreement for the purchase of a fixed quantity of megawatt hours, which has been accounted for as an executory contract based on the terms of the contract and management’s intent, past practice and projections (Note 29).

Taxes

The Company is subject to income tax in several jurisdictions. Significant judgment is required in determining the provision for income taxes, due to the complexity of legislation. There are certain transactions and calculations for which the ultimate tax determination is uncertain. Tax uncertainties are evaluated on the basis of whether it is probable that a tax position will ultimately be sustained upon examination by the relevant taxation authority. Tax uncertainties are measured using the most likely amount or expected value, depending on which better predicts the resolution of the uncertainty. The assessment of uncertain tax positions requires significant judgment to assess the likelihood of whether the tax position taken by the Company will be accepted by the taxation authority. Where the ultimate tax determination is different from the amounts that were initially recorded, such differences can materially impact the current and deferred tax amounts recognized in the Consolidated Statements of Financial Position and the Consolidated Statements of Operations and Comprehensive Income.

22 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Deferred Income Taxes

The Company has deductible tax attributes that may be carried forward to reduce tax payments in future years. Assessing the recoverability of deferred income tax assets requires management to make significant estimates of future taxable profit, which is impacted by interpretation of tax laws and regulations, historic and future expected levels of taxable income, timing of reversals of taxable temporary differences, and tax planning initiatives. Future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income tax assets. The Company recognizes the deferred tax benefit related to deductible tax attributes to the extent there is sufficient evidence to support that recovery is probable.

Decommissioning Liabilities

The Company has recognized decommissioning liabilities relating to its Morelos Complex. Assumptions have been made, based on the current economic environment, which management believes are a reasonable basis upon which to estimate the future liability. As discussed in Note 13, these assumptions include a pre-tax discount rate, and the extent, timing and nature of reclamation expenditures. These estimates are reviewed regularly to take into account any material changes to the assumptions. From time to time, the Company engages an external expert to prepare an updated closure plan for the Morelos Complex. However, actual decommissioning costs will ultimately depend on future market prices for the necessary decommissioning work required, which will reflect market conditions at the relevant time. Changes in these factors can materially impact decommissioning liabilities and the related assets recognized in the Consolidated Statements of Financial Position.

NOTE 5. ACQUISITION OF REYNA SILVER CORP.

On June 22, 2025, the Company entered into a definitive agreement with Reyna Silver Corp. (“Reyna Silver”) to acquire all of Reyna Silver’s issued and outstanding common shares (“Reyna Silver Shares”) (other than Reyna Silver Shares already held by Torex). Pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia), and subsequent to Reyna Silver shareholder approval, the Company completed the acquisition of all of the issued and outstanding Reyna Silver Shares not already held by Torex (the “Reyna Silver Transaction”) on August 20, 2025, based on a price of C$0.13 per Reyna Silver Share, and all the Reyna Silver restricted share units, warrants, and options outstanding immediately before closing were settled in cash and formed part of the consideration paid.

In connection with the Reyna Silver Transaction, on June 27, 2025, the Company purchased 11,578,947 units (“Units”) in Reyna Silver in a non-brokered private placement. Each Unit consisted of one Reyna Silver Share and one common share purchase warrant at an exercise price of C$0.13 per unit. The fair value of the Units on the acquisition closing date was $1.1 and formed part of the consideration paid.

The Company also incurred change of control payments totalling $0.6. These amounts were recorded in exploration and evaluation expenses in the Consolidated Statements of Operations and Comprehensive Income.

As a result of the Reyna Silver Transaction, the Company acquired early-stage exploration properties, including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Gryphon and Medicine Springs projects in Nevada, USA.

23 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Management determined that the acquisition of Reyna Silver did not meet the definition of a business combination in accordance with IFRS 3, Business Combinations (“IFRS 3”). Accordingly, the Company has accounted for the transaction as an asset acquisition. The consideration paid, along with certain transaction costs incurred in connection with the acquisition of Reyna Silver, were allocated first to financial assets and/or liabilities at their respective fair values, and the remaining balance of the purchase price is then allocated to the other identifiable assets and liabilities acquired based on their relative fair values as follows:

Consideration Paid
Cash consideration paid, including transaction costs	$26.3
Fair value of previously held equity interest in Reyna Silver	1.1

Total consideration paid	$27.4

Fair Value of Identifiable Assets and Liabilities Acquired
Cash and cash equivalents	$0.2
Value-added tax receivables	0.7
Prepaid expenses and other current assets	0.1
Property, plant and equipment	27.3
Accounts payable and accrued liabilities	(0.9)

Net assets acquired	$27.4

The Reyna Silver exploration properties have been recognized as part of the Corporate and Other reportable segment (Note 27).

NOTE 6. ACQUISITION OF PRIME MINING CORP.

On July 28, 2025, the Company announced that it had entered into a definitive agreement (the “Prime Mining Arrangement Agreement”) with Prime Mining to acquire all of the issued and outstanding Prime Mining common shares (the “Prime Mining Shares”). Pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Prime Mining Transaction”), the Company completed the acquisition of all of the issued and outstanding Prime Mining Shares on October 22, 2025, in which Prime Mining shareholders received 0.060 of a Torex Share for each Prime Mining Share held (the “Exchange Ratio”). The Exchange Ratio represents a price of C$2.57 per Prime Mining Share based on the closing price of the Torex Shares on the TSX on July 25, 2025. As a result of the transaction, Torex issued approximately 10.2 million Torex Shares and settled certain related tax obligations, which imply an equity value for Prime Mining of $426.5 (C$598.0 million), based on Torex’ share price at the time of closing. In addition, the adjustment of the stock options and warrants assumed pursuant to the Prime Mining acquisition by Torex (Note 14) had an implied equity value of $5.6 (C$7.8 million). The Company also incurred transaction costs totalling $3.9.

As a result of the Prime Mining Transaction, Torex acquired a 100% interest in Prime Mining’s Los Reyes gold-silver project in Sinaloa, Mexico.

The acquisition resulted in adjustments to the stock options and warrants assumed pursuant to the Prime Mining acquisition. An option holder or warrant holder is entitled to receive 0.060 of a common share of Torex (each whole share, a “Torex Share”) for each Prime Mining common share that was issuable upon the exercise of such stock options or warrants assumed pursuant to the Prime Mining acquisition (rounded down to the nearest whole number).

24 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Management determined that the acquisition of Prime Mining did not meet the definition of a business combination in accordance with IFRS 3. Accordingly, the Company has accounted for the transaction as an asset acquisition. The consideration paid, along with certain transaction costs incurred in connection with the acquisition of Prime Mining, were allocated first to financial assets and/or liabilities at their respective fair values, and the remaining balance of the purchase price is then allocated to the other identifiable assets and liabilities acquired based on their relative fair values as follows:

Consideration Paid
Fair value of 10,169,618 Torex Shares issued	$423.3
358,643 stock options and 14,301 warrants assumed pursuant to the Prime Mining acquisition	5.6
Cash consideration paid, including the settlement of certain related tax obligations and transaction costs	7.3

Total consideration paid	$436.2

Fair Value of Identifiable Assets and Liabilities Acquired
Cash and cash equivalents	$13.6
Value-added tax receivables - current	1.4
Prepaid expenses and other current assets	3.7
Value-added tax receivables - non-current	2.7
Property, plant and equipment	418.2
Accounts payable and accrued liabilities	(3.4)

Net assets acquired	$436.2

The Prime Mining exploration property has been recognized as part of the Corporate and Other reportable segment (Note 27).

NOTE 7. INVENTORY

	December 31, 2025	December 31, 2024
Stockpiled ore	$82.5	$76.4
In-circuit	9.9	12.5
Finished goods	21.9	6.3
Materials and supplies	76.2	54.9

	$190.5	$150.1

The amount of depreciation included in inventory as at December 31, 2025 was $59.0 (December 31, 2024 - $55.5). For the year ended December 31, 2025, a total charge of $1.4 was recorded to adjust long-term, low-grade stockpile inventory to net realizable value: $0.5 and $0.9 through production costs and depreciation and amortization, respectively (year ended December 31, 2024 - total charge of $13.5, $6.8 and $6.7 through production costs and depreciation and amortization, respectively). As at December 31, 2025, the net carrying value of long-term, low-grade stockpile inventory was $nil (December 31, 2024 - $nil). As at December 31, 2025, materials and supplies are shown net of a provision of $7.3 (December 31, 2024 - $4.1). For the year ended December 31, 2025, $3.2 was recorded as a provision for materials and supplies (year ended December 31, 2024 - provision reversal of $0.1 was recognized). The Company has a secured debt facility (the “Debt Facility”) (Note 11) that is secured by all the material assets, including inventory, of the Company and its material subsidiaries.

The Company transferred $11.1 of stockpiled ore from construction in progress to inventory on May 1, 2025 upon Media Luna entering the production stage.

25 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 8. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31, 2025	December 31, 2024
Prepayments	$23.1	$16.9
Other current assets	2.8	2.0

	$25.9	$18.9

NOTE 9. PROPERTY, PLANT AND EQUIPMENT

	Mexico				USA	Canada	Total
	Mineral Property	Property & Equipment	Construction in Progress	Exploration & Evaluation	Exploration & Evaluation	Property & Equipment
Cost
As at January 1, 2024	$686.3	$1,279.1	$758.0	$—	$—	$12.4	$2,735.8
Additions	1.8	106.8	535.4	—	—	—	644.0
Transfers within property, plant and equipment	—	3.9	(3.9)	—	—	—	—
Closure and rehabilitation	—	(4.7)	(0.9)	—	—	—	(5.6)
Disposals	—	(2.2)	—	—	—	—	(2.2)

As at December 31, 2024	688.1	1,382.9	1,288.6	—	—	12.4	3,372.0
Additions	—	126.9	216.3	11.7	0.1	—	355.0
Acquisition of Prime Mining	—	—	—	418.2	—	—	418.2
Acquisition of Reyna Silver	—	—	—	10.1	17.2	—	27.3
Transfers within property, plant and equipment	138.3	1,287.9	(1,437.3)	—	—	—	(11.1)
Closure and rehabilitation	—	33.4	—	—	—	—	33.4
Disposals	—	(1.4)	—	—	—	—	(1.4)

As at December 31, 2025	$826.4	$2,829.7	$67.6	$440.0	$17.3	$12.4	$4,193.4

Accumulated depreciation
As at January 1, 2024	$540.1	$935.5	$—	$—	$—	$11.2	$1,486.8
Depreciation	95.1	120.1	—	—	—	0.3	215.5
Disposals	—	(2.1)	—	—	—	—	(2.1)

As at December 31, 2024	635.2	1,053.5	—	—	—	11.5	1,700.2
Depreciation	12.4	159.7	—	2.8	—	0.2	175.1
Disposals	—	(1.3)	—	—	—	—	(1.3)

As at December 31, 2025	$647.6	$1,211.9	$—	$2.8	$—	$11.7	$1,874.0

Net book value
As at December 31, 2024	$52.9	$329.4	$1,288.6	$—	$—	$0.9	$1,671.8

As at December 31, 2025	$178.8	$1,617.8	$67.6	$437.2	$17.3	$0.7	$2,319.4

For the year ended December 31, 2025, property, plant and equipment additions included $1.8 of capitalized borrowing costs (year ended December 31, 2024 - $8.7). As at December 31, 2025, property, plant and equipment included, net of accumulated depreciation, $15.7 of capitalized borrowing costs (December 31, 2024 -

26 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

$15.3) and $38.1 related to the decommissioning liabilities for the Morelos Complex (December 31, 2024 - $6.9). Mineral property included, net of accumulated depreciation, $nil of capitalized deferred stripping costs (December 31, 2024 - $0.7), which included $nil of capitalized depreciation of property and equipment (December 31, 2024 - $0.1). Included within property and equipment, net of accumulated depreciation, are right-of-use assets (Note 12) of $18.7 as at December 31, 2025 for leases of light vehicles, plant equipment, office space and a solar plant (December 31, 2024 - $4.0). In addition, included within property and equipment, net of accumulated depreciation, are IFRS 9 lease assets (Note 12) of $69.1 as at December 31, 2025 for leases of primary production equipment, underground support equipment and personnel transport equipment for the Media Luna operations (December 31, 2024 - $56.2).

Effective May 1, 2025, Media Luna entered the production stage. As a result, the Company transferred the following amounts from construction in progress: $11.1 to inventory, $138.3 to mineral property and $1,186.6 to property and equipment.

Exploration and Evaluation Assets

On October 22, 2025, as a result of the Prime Mining Transaction (Note 6), the Company acquired the Los Reyes gold-silver project in Sinaloa, Mexico.

On August 20, 2025, as a result of the Reyna Silver Transaction (Note 5), the Company acquired a portfolio of early-stage exploration properties, including the 100% owned Batopilas and Guigui projects in Chihuahua, Mexico, and the options to earn a 70% interest in the Gryphon project and a 100% interest in the Medicine Springs project, both located in Nevada, USA.

In order to exercise the option to acquire the 70% interest in the Gryphon project, the Company must incur $3.0 of expenditures on or prior to April 30, 2026 and $4.0 prior to April 30, 2027, issue to the optionor, Golden Gryphon USA Inc., 400,000 common shares of Reyna Silver Corp. on or prior to April 30, 2026 and an additional 1,500,000 common shares of Reyna Silver Corp. on or before April 30, 2027, as well as fulfil cash payment obligations of $0.3 on or prior to April 30, 2026 and $0.3 on or prior to October 31, 2026.

In January 2026, the Company paid $0.3 to the optionors, and exercised its option to acquire a 100% interest in the Medicine Springs project.

NOTE 10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2025	December 31, 2024
Trade accounts payable and accrued liabilities	$82.9	$106.3
Royalty payables (Note 29)	23.7	11.5
Payroll, Mexican profit sharing (PTU) and other employee-related liabilities	47.4	36.5
Share-based compensation liabilities	34.9	14.1
Other	1.7	1.5

	$190.6	$169.9

27 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 11. DEBT

	December 31, 2025	December 31, 2024
Debt:
Debt Facility	$27.6	$62.9

Non-current portion of debt, net of deferred finance charges	$27.6	$62.9

Debt Facility

On June 25, 2025, the Company and MML (as co-borrowers) executed an amended and restated credit agreement, the Sixth Amended and Restated Credit Agreement (the “Amendment”) with the Bank of Montreal, Bank of Nova Scotia, Canadian Imperial Bank of Commerce, ING Bank N.V. and National Bank of Canada, increasing the capacity of the Debt Facility from $300.0 to $350.0. The Debt Facility includes an accordion feature for an additional $200.0 (prior to June 25, 2025 - $150.0) in available capacity at the discretion of the lenders.

As at December 31, 2025, the Company had borrowings of $30.0 on the Debt Facility and had utilized $13.2 for letters of credit, reducing the available credit of the Debt Facility to $306.8 (December 31, 2024 - $65.0, $13.7 and $221.3, respectively). During the year ended December 31, 2025, the Company repaid $35.0 net on the Debt Facility (year ended December 31, 2024 - drew $65.0).

The Debt Facility incorporates Sustainability-Linked Loan (“SLL”) targets, which integrate ESG performance measures. The SLL includes incentive pricing terms related to achieving various sustainability performance targets including those in safety, climate change, and alignment with the World Gold Council’s Responsible Gold Mining Principles.

The $350.0 Debt Facility matures on June 25, 2029, with no commitment reductions prior to maturity, and can be repaid in full anytime without penalty. Prior to June 25, 2025, the $300.0 Debt Facility matured on December 31, 2027, with no commitment reductions prior to maturity, and could be repaid in full anytime without penalty.

The Debt Facility bears interest at a rate of Term SOFR (subject to a zero floor), a forward-looking term rate based on SOFR, plus a credit spread adjustment and an applicable margin based on the Company’s leverage ratio. The credit spread adjustment is 0.10%. The applicable margin applied is 2.25% based on a leverage ratio less than 1.0 times, 2.50% at a ratio less than 2.0 times, 2.75% at a ratio less than 2.5 times, and 3.25% at a ratio equal to or greater than 2.5 times. As at December 31, 2025, the applicable margin was 2.25% (December 31, 2024 - 2.50%). As a result of the Amendment, there was a 0.25% decrease in the applicable interest rate.

The Debt Facility permits spending for general corporate and working capital purposes and to facilitate the development of existing and future projects of the Company. The Debt Facility is subject to conditions, including compliance with financial covenants related to maintaining a net leverage ratio of less than or equal to 3.5, an interest coverage ratio of greater than or equal to 3.0 and a covenant on tangible net worth of $1.0 billion plus 50% of positive quarterly net income from January 1, 2024. As a result of the Amendment, the maximum net leverage ratio increased from 3.0 to 3.5. As at December 31, 2025, the Company was in compliance with the financial and other covenants under the Debt Facility.

The Debt Facility is secured by all of the material assets of the Company and its material subsidiaries, which currently are its subsidiaries with a direct or indirect interest in the Morelos Complex.

28 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Transaction Costs

Unamortized deferred finance charges associated with the Company’s facilities totalled $2.4 as at December 31, 2025 (December 31, 2024 - $2.1). For the year ended December 31, 2025, amortization of $0.6 relating to the deferred finance charges was expensed, net of borrowing costs capitalized to property, plant and equipment of $0.1 (year ended December 31, 2024 - $nil and $0.7, respectively).

NOTE 12. LEASE-RELATED OBLIGATIONS

The Company leases several assets, including light vehicles, plant equipment, mining equipment (including the primary production equipment, underground support equipment, and personnel transport equipment for the Media Luna operations), office space, and a solar plant.

For the year ended December 31, 2025, the total cash outflows for leases including principal and interest amounted to $25.2 (year ended December 31, 2024 - $14.0).

The following table shows the lease-related obligations as at December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Lease obligations	$88.9	$60.3
Lease-related promissory notes	16.7	18.0

	$105.6	$78.3
Less: Current portion of lease-related obligations	36.5	29.2

Non-current portion of lease-related obligations	$69.1	$49.1

In 2023, the Company executed purchase agreements with suppliers for the primary production equipment, underground support equipment, and personnel transport equipment for operations at Media Luna totalling $99.3. Subsequently, the purchases were assigned to financiers who will own the equipment once delivered by the suppliers. In connection with the arrangements, the Company and the financiers executed master leasing agreements, which required the financiers to provide advance payments to the suppliers ahead of equipment being delivered. In the event of non-compliance with the purchase agreements by the suppliers, the Company is obligated to provide payment to the financiers for the advance payments paid to date. In connection with advanced payments made by the financiers ahead of equipment being delivered by the suppliers, the Company executed interest-bearing promissory notes, of which $16.7 remain outstanding as at December 31, 2025 (December 31, 2024 - $18.0). The promissory notes act as surety for the financiers. The promissory notes are accounted for as financial liabilities in accordance with IFRS 9. As at December 31, 2025, a corresponding $16.7 asset has been recorded in other non-current assets in the Consolidated Statements of Financial Position (December 31, 2024 - $18.0).

As at December 31, 2025, lease obligations include $69.4 of leases for certain pieces of the primary production equipment, underground support equipment, and personnel transport equipment for the Media Luna operations that had been delivered and for which the leases had commenced (December 31, 2024 - $56.9). As the Company is deemed to have control of the equipment prior to delivery, and subsequently, upon entering into the lease agreement, control of the equipment is retained by the Company, the assignment of the purchases to the financiers did not qualify as a sale in accordance with IFRS 15, Revenue from Contracts with Customers; therefore, IFRS 16, Leases, sale-leaseback accounting was not applied. Rather, the lease obligations are accounted for as financial liabilities in accordance with IFRS 9. Upon commencement of the leases, the Company recognized a corresponding asset in property, plant and equipment in the Consolidated Statements of Financial Position (Note 9).

29 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 13. DECOMMISSIONING LIABILITIES

The Company has estimated the decommissioning liabilities as at December 31, 2025 using a pre-tax discount rate of 4.18% (December 31, 2024 - 5.05%) based on an inflation-adjusted U.S. bond yield, and incorporates a Mexican specific country risk adjustment, with expenditures expected to be incurred between 2026 and 2063. The estimated total future undiscounted cash flows to settle the decommissioning liabilities as at December 31, 2025 are $94.5 (December 31, 2024 - $63.9).

The following table shows the movements in the decommissioning liabilities for the years ended December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Balance, beginning of year	$37.6	$41.0
Revisions to expected discounted cash flows	33.3	(5.7)
Accretion expense	2.3	2.3

Non-current portion of decommissioning liabilities	$73.2	$37.6

NOTE 14. SHARE CAPITAL AND OTHER RESERVES

Authorized

The Company is authorized to issue an unlimited number of common shares without par value.

Issued

As at December 31, 2025, the Company had 95,676,209 Torex Shares issued and outstanding (December 31, 2024 - 85,991,823). The Company issued 10,169,618 Torex Shares as a result of the acquisition of Prime Mining (Note 6).

During the year ended December 31, 2025, 263,582 Torex Shares were issued to settle vested awards under the Company’s share-based compensation plans, 73,995 shares upon the exercise of stock options assumed pursuant to the Prime Mining acquisition (Note 6) and 2,960 shares upon the exercise of warrants assumed pursuant to the Prime Mining acquisition (Note 6) (year ended December 31, 2024 - 106,370 to settle vested awards under the Company’s share-based compensation plans, nil, and nil, respectively).

Normal Course Issuer Bid (“NCIB”)

On November 18, 2024, the Company received approval from the TSX of its notice of intention to commence a NCIB. Under the NCIB, the Company was authorized to purchase up to 7,116,777 Torex Shares, representing approximately 10% of the public float as of November 13, 2024, during the period commencing on November 21, 2024 and ending on November 20, 2025. On November 19, 2025, the Company received approval from the TSX of its notice of intention to renew its NCIB and is authorized to purchase up to 8,133,430 of Torex Shares, representing approximately 10% of the public float as of November 11, 2025, during the period commencing on November 21, 2025 and ending on November 20, 2026.

During the year ended December 31, 2025, the Company repurchased 825,769 Torex Shares for $33.9 (C$47.1 million) at an average price per share of $40.96 (C$57.00). The book value of the cancelled shares was $11.1, net of taxes of $0.1, and was recognized as a reduction to share capital and $23.4, including taxes of $0.7, as a reduction to retained earnings in the Consolidated Statements of Financial Position. No Torex Shares were repurchased or cancelled during the year ended December 31, 2024.

30 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Dividends

On November 5, 2025, the Company’s Board of Directors declared an inaugural quarterly dividend of C$0.15 per Torex Share payable on December 4, 2025 to shareholders of record as at the close of business on November 20, 2025. During the year ended December 31, 2025, the Company paid dividends of $10.2, which are included in net cash used in financing activities in the Consolidated Statements of Cash Flows (year ended December 31, 2024 - $nil).

On February 18, 2026, the Company declared a dividend of C$0.15 per Torex Share payable on March 19, 2026 to shareholders of record on March 5, 2026.

Stock Options and Warrants Assumed Pursuant to the Prime Mining Acquisition

On October 22, 2025, Torex acquired Prime Mining (Note 6). Pursuant to the acquisition, each Prime Mining shareholder received 0.060 (the “Exchange Ratio”) of a Torex Share for each Prime Mining Share held. As a result of the acquisition, outstanding Prime Mining stock options vested immediately, and each of the outstanding Prime Mining stock options and warrants were adjusted based on the Exchange Ratio so that an option or warrant holder is entitled to receive 0.060 of a Torex Share for each Prime Mining Share that was issuable upon the exercise of such Prime Mining stock options or warrants (rounded down to the nearest whole number). Based on the number of outstanding Prime Mining stock options and warrants on October 21, 2025, there were 358,643 and 14,301, respectively, Torex Shares issuable upon the exercise of such options at an exercise price equal to the exercise price of the Prime Mining stock options or warrants divided by 0.060 (rounded up to the nearest whole cent). As at December 31, 2025, 281,048 stock options assumed pursuant to the Prime Mining acquisition (to be settled in Torex Shares) and 11,341 warrants assumed pursuant to the Prime Mining acquisition (to be settled in Torex Shares) were outstanding (December 31, 2024 - nil and nil, respectively).

Other Reserves

Other reserves in the Consolidated Statements of Financial Position represent foreign currency translation reserves that arose from the change of the Company’s functional currency as of November 1, 2014. Foreign currency translation reserves remain in other reserves until the time the Company disposes or partially disposes of its interest in a foreign operation. If a disposal occurs, the Company reclassifies the cumulative amount of the exchange differences relating to that operation from other reserves to foreign exchange loss in the Consolidated Statements of Operations and Comprehensive Income. As at December 31, 2025, the amount was net of deferred taxes of $nil (December 31, 2024 - $nil).

31 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 15. METAL SALES

Disaggregated Revenue Information

The disaggregated revenue information in respect of the years ended December 31, 2025 and 2024 is as follows:

	Year Ended
	December 31, 2025	December 31, 2024
Gold	$1,079.5	$1,091.6
Silver	54.2	7.1
Copper	152.6	16.5
Treatment, refining and other cost deductions	(5.0)	—
Provisional price adjustments	24.3	0.3

	$1,305.6	$1,115.5

As at December 31, 2025, the Company had copper concentrate sales awaiting final pricing as follows:

Metal in Copper Concentrate	Unit	Sales Awaiting Final Pricing (Units as at)		Average Price ($/Unit) Year Ended[1]
		December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Gold	Ounces	83,904	—	$4,150.55	$—
Silver	Ounces	620,026	—	67.66	—
Copper	Pounds	17,784,772	—	5.33	—

1.

Average prices represent the price per unit on copper concentrate sales awaiting final pricing at the reporting date and excludes quotational period hedges (“QP Hedges”) and treatment, refining and other cost deductions.

The aggregate fair value of provisionally priced copper concentrate within trade receivables as at December 31, 2025 was $71.7 (December 31, 2024 — $nil).

During the year ended December 31, 2025, the Company entered into QP Hedges to mitigate exposure to copper and silver price fluctuations on provisionally priced concentrate sales, with the objective of achieving final settlement prices of one month after shipment (Note 20).

Trade Receivables

As at December 31, 2025, the Company’s trade receivables balance was $72.8 (December 31, 2024 - $14.7).

32 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 16. GENERAL AND ADMINISTRATIVE EXPENSES

The following table shows the general and administrative expenses for the years ended December 31, 2025 and 2024:

	Year Ended
	December 31, 2025	December 31, 2024
Salaries, short-term incentives, other benefits and director fees	$15.8	$13.1
Shared-based compensation expense[1]	42.1	22.8
Other	11.6	11.5

	$69.5	$47.4

1.	For the year ended December 31, 2025, the share-based compensation expense included a loss on remeasurement of $33.9 (year ended December 31, 2024 - loss on remeasurement of $15.7).

NOTE 17. EXPENSES BY NATURE

The following employee benefit expenses, including those related to the Company’s Board of Directors, are included in cost of sales, general and administrative expenses, and exploration and evaluation expenses.

	Year Ended
	December 31, 2025	December 31, 2024
Salaries, short-term incentives, other benefits and director fees	$92.2	$72.4
Share-based compensation expense[1]	42.1	22.8

	$134.3	$95.2

1.	For the year ended December 31, 2025, the share-based compensation expense included a loss on remeasurement of $33.9 (year ended December 31, 2024 - loss on remeasurement of $15.7).

NOTE 18. SHARE-BASED PAYMENTS

The Company has the following share-based compensation plans: the Torex SO Plan, the RSU Plan, the DSU Plan, the ESU Plan and the Legacy SO Plan. The ESU Plan allows for the issuance of ERSUs and EPSUs to employees of the Company. The aggregate number of common shares reserved for issuance under all share-based compensation arrangements of the Company may not exceed 5.32% of the total number of common shares then outstanding.

33 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

The following is a summary of the share-based compensation expense recognized during the years ended December 31, 2025 and 2024:

	Number Outstanding	Year Ended
	December 31, 2025	December 31, 2025	December 31, 2024
RSUs	126,964	$0.7	$0.8
DSUs	2,689	0.1	—
ERSUs	421,451	2.7	2.4
EPSUs	737,089	4.7	3.9
Stock options assumed pursuant to the Prime Mining acquisition	281,048	—	—

	1,569,241	$8.2	$7.1
Loss on remeasurement		33.9	15.7

Share-based compensation expense		$42.1	$22.8

Stock Option Plans

Torex SO Plan

The Torex SO Plan authorizes the Board of Directors to grant Options to directors, officers, consultants or employees. The term of any Option grant may not exceed five years. The Torex SO Plan also limits the aggregate number of securities that may be granted to a non-executive director in any given year under all share-based compensation arrangements of the Company.

During the year ended December 31, 2025, 13,126 Torex Shares were issued from the exercise of 24,707 Options (year ended December 31, 2024 - nil). As at December 31, 2025, nil Options were outstanding and exercisable under the Torex SO Plan (December 31, 2024 - 24,707). The Torex SO Plan was terminated, as all previously outstanding Options were exercised or expired in March 2025.

The weighted average share price at the date of exercise of Options exercised during the year ended December 31, 2025 was C$37.46 (year ended December 31, 2024 - C$nil). All Options exercised were exercised under the SO Plan’s cashless exercise option (year ended December 31, 2024 - nil).

A summary of changes in the number of Options outstanding for the years ended December 31, 2025 and 2024 is presented as follows:

	Number of Options	Weighted Average Exercise Price (C$)[1]
Outstanding balance, January 1, 2024	24,707	$17.56

Outstanding balance, December 31, 2024	24,707	$17.56

Exercised	(24,707)	17.56

Outstanding and exercisable balance, December 31, 2025	—	$—

1.	The CAD/USD foreign exchange rate as at December 31, 2025 was 0.7295.

34 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Legacy SO Plan

On October 22, 2025, Torex acquired Prime Mining which resulted in adjustments to the stock options assumed pursuant to the Prime Mining acquisition (Note 6). An option holder is entitled to receive 0.060 of a Torex Share for each Prime Mining Share that was issuable upon the exercise of such stock options assumed pursuant to the Prime Mining acquisition (rounded down to the nearest whole number). As at December 31, 2025 the remaining term of the stock options assumed pursuant to the Prime Mining acquisition do not exceed one year. Based on the number of outstanding stock options assumed pursuant to the Prime Mining acquisition as at December 31, 2025, there were 281,048 Torex Shares issuable upon the exercise of such options.

During the year ended December 31, 2025, 73,995 Torex Shares were issued (year ended December 31, 2024 - nil) and 3,600 stock options assumed pursuant to the Prime Mining acquisition were cash settled (year ended December 31, 2024 - nil) from 77,595 stock options assumed pursuant to the Prime Mining acquisition being exercised (year ended December 31, 2024 - nil).

The weighted average share price at the date of exercise of stock options assumed pursuant to the Prime Mining acquisition exercised during the year ended December 31, 2025 was C$59.40 (year ended December 31, 2024 - C$nil).

All stock options assumed pursuant to the Prime Mining acquisition outstanding as at December 31, 2025, are fully vested and exercisable. As at December 31, 2025, stock options assumed pursuant to the Prime Mining acquisition held are as follows:

Range (C$)	Outstanding and Exercisable
	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (C$)
$18.00-$30.49	44,163	0.81	$22.37
$30.50-$58.83	89,585	0.81	31.57
$58.84-$69.67	147,300	0.74	67.91

	281,048	0.77	$49.17

A summary of changes in the number of stock options assumed pursuant to the Prime Mining acquisition outstanding for the years ended December 31, 2025 and 2024 is presented as follows:

	Number of Options	Weighted Average Exercise Price (C$)[1]
Outstanding balance, January 1, 2024	—	$—

Outstanding balance, December 31, 2024	—	$—

Assumed pursuant to the acquisition of Prime Mining	358,643	45.26
Exercised	(77,595)	31.09

Outstanding and exercisable balance, December 31, 2025	281,048	$49.17

1.	The CAD/USD foreign exchange rate as at December 31, 2025 was 0.7295.

The fair value of the stock options assumed pursuant to the Prime Mining acquisition was calculated using a Black-Scholes option pricing model. The expected volatility is estimated taking into consideration the historical and implied volatility of the Company’s share price. The weighted average fair value of stock options assumed pursuant to the Prime Mining acquisition at the date of the Prime Mining acquisition was C$20.80 (year ended December 31, 2024 - C$nil).

35 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

The following is a summary of the weighted average of assumptions used in the Black-Scholes option pricing model for stock options assumed pursuant to the Prime Mining acquisition granted during the years ended December 31, 2025 and 2024:

	Year Ended
	December 31, 2025	December 31, 2024
Risk-free interest rate	2.35%	N/A
Expected share price volatility	45%	N/A
Expected life of units (in years)	0.97	N/A
Annual dividends	0%	N/A
Estimated forfeiture rate	0%	N/A

RSU Plan

Eligible participants under the RSU Plan include directors, officers, contractors and employees. Under the RSU Plan, qualified participants may elect to defer the receipt of all or any part of their entitlement to the RSUs. During the year ended December 31, 2025, 46,921 Torex Shares were issued (year ended December 31, 2024 - 16,885) and 42,006 RSUs were cash settled (year ended December 31, 2024 - 5,786) from 88,927 RSUs being exercised (year ended December 31, 2024 - 22,671).

Awards under the RSU Plan immediately vest upon grant. A liability is initially recognized for the fair value of the awards under the RSU Plan at the date of grant, and at each reporting date, changes in fair value are recognized in the Consolidated Statements of Operations and Comprehensive Income. As at December 31, 2025, the RSUs had a fair value of $6.1 (December 31, 2024 - $3.5), which was recorded in accounts payable and accrued liabilities in the Consolidated Statements of Financial Position.

A summary of changes in the number of RSUs issued by the Company and the weighted average grant date fair values for the years ended December 31, 2025 and 2024 is presented below:

	Number of RSUs	Weighted Average Grant Date Fair Value (C$)[1]
Balance, January 1, 2024	127,063	$15.89
Granted	74,326	14.63
Settled	(22,671)	14.36

Balance, December 31, 2024	178,718	$15.56
Granted	36,771	28.55
Granted - Dividend Units	406	63.22
Settled	(88,927)	18.21
Cancelled	(4)	63.22

Balance, December 31, 2025	126,964	$17.62

1.	The CAD/USD foreign exchange rate as at December 31, 2025 was 0.7295.

36 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

DSU Plan

Eligible participants under the DSU Plan include directors who are not otherwise employed by the Company or are not otherwise an officer of the Company. Under the DSU Plan, qualified participants may receive DSUs in lieu of a cash retainer and the DSUs are settled in cash following a director’s departure from the Board.

Awards under the DSU Plan are expensed immediately upon grant. A liability is initially recognized for the fair value of the awards under the DSU Plan using the weighted average trading price of the common shares on the TSX for the five consecutive trading days immediately prior to the grant date and at each reporting date, changes in fair value are recognized in the Consolidated Statements of Operations and Comprehensive Income. As at December 31, 2025, the DSUs had a fair value of $0.1 (December 31, 2024 - $nil), which was recorded in accounts payable and accrued liabilities in the Consolidated Statements of Financial Position.

A summary of changes in the number of DSUs issued by the Company and the weighted average grant date fair values for the years ended December 31, 2025 and 2024 is presented below:

	Number of DSUs	Weighted Average Grant Date Fair Value (C$)[1]
Balance, January 1, 2024	—	$—

Balance, December 31, 2024	—	$—
Granted	2,686	62.54
Granted - Dividend Units	3	63.22

Balance, December 31, 2025	2,689	$62.54

1.	The CAD/USD foreign exchange rate as at December 31, 2025 was 0.7295.

ESU Plan

A portion of the fair value of the ERSUs and EPSUs is recognized as a liability based on the pro-rated number of days the eligible employees are employed by the Company compared to the vesting period of each grant. Changes in the fair value are recognized in the Consolidated Statements of Operations and Comprehensive Income.

Employee Restricted Share Units

ERSUs granted in the year ended December 31, 2025 vest in three approximately equal instalments in January 2026, 2027 and 2028, and, excluding the dividend units granted, have an estimated weighted average unit fair value at the grant date of C$30.01 per unit. The fair value of ERSUs granted is determined using the closing price of the common shares on the TSX on the business day immediately prior to the grant date. As at December 31, 2025, the ERSUs earned to date based on the service condition had a fair value of $16.6 (December 31, 2024 - $7.3), the current portion of which was recorded in accounts payable and accrued liabilities and the non-current portion in other non-current liabilities in the Consolidated Statements of Financial Position. As at December 31, 2025, 14,561 ERSUs were redeemable (December 31, 2024 - nil).

37 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

A summary of changes in the number of ERSUs issued by the Company and the weighted average grant date fair values for the years ended December 31, 2025 and 2024 is presented below:

	Number of ERSUs	Weighted Average Grant Date Fair Value (C$)[1]
Balance, January 1, 2024	401,890	$15.12
Granted	209,167	14.46
Settled	(81,655)	16.71
Forfeited	(7,548)	15.14

Balance, December 31, 2024	521,854	$14.60
Granted	114,763	30.01
Granted - Dividend Units	1,017	63.22
Settled	(202,780)	13.35
Forfeited	(13,403)	20.43

Balance, December 31, 2025	421,451	$19.34

1.	The CAD/USD foreign exchange rate as at December 31, 2025 was 0.7295.

Employee Performance Share Units

The EPSUs granted in the year ended December 31, 2025 vest in January 2028 and, excluding the dividend units granted, have an estimated weighted average unit fair value at the grant date of C$41.31. The fair value of EPSUs granted is calculated using a Monte-Carlo simulation model. The Monte-Carlo simulation model requires the use of subjective assumptions including expected share price volatility, risk-free interest rate and estimated forfeiture rate. Historical and market data are considered in setting the assumptions. The EPSUs are earned over time and expensed accordingly. At each reporting date, changes in fair value are recognized in the Consolidated Statements of Operations and Comprehensive Income. As at December 31, 2025, the EPSUs had a fair value of $31.8 (December 31, 2024 - $16.4), the current portion of which was recorded in accounts payable and accrued liabilities and the non-current portion in other non-current liabilities in the Consolidated Statements of Financial Position. None of the EPSUs were redeemable as at December 31, 2025 and 2024. During the year ended December 31, 2025, 401,867 EPSUs vested and 194,488 were granted as a result of the performance factor adjustment upon vesting of the 2022 EPSUs (year ended December 31, 2024 - 94,024 EPSUs vested and 18,850 were forfeited as a result of the performance factor adjustment upon vesting of the 2021 EPSUs).

38 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

A summary of changes in the number of EPSUs issued by the Company and the weighted average grant date fair value for the years ended December 31, 2025 and 2024 is presented below:

	Number of EPSUs	Weighted Average Grant Date Fair Value (C$)[1]
Balance, January 1, 2024	602,851	$22.28
Granted	313,755	22.36
Settled	(94,024)	21.50
Forfeited	(30,173)	21.76

Balance, December 31, 2024	792,409	$22.42
Granted	172,144	41.31
Granted - Performance factor adjustment	194,488	27.97
Granted - Dividend Units	1,769	87.18
Settled	(401,867)	28.48
Forfeited	(21,854)	28.19

Balance, December 31, 2025	737,089	$24.98

1.	The CAD/USD foreign exchange rate as at December 31, 2025 was 0.7295.

The following is a summary of the weighted average assumptions used in the Monte Carlo simulation model for EPSUs granted during the years ended December 31, 2025 and 2024:

	Year Ended
	December 31, 2025	December 31, 2024
Risk-free interest rate	3.06%	4.19%
Expected share price volatility	49%	48%
Expected life of units (in years)	2.84	2.93
Annual dividends	0%	0%
Estimated forfeiture rate	3%	6%

NOTE 19. OTHER EXPENSES

For the year ended December 31, 2025, other expenses was $nil (year ended December 31, 2024 - $7.1, comprised of expenditures related to an upgrade and consolidation of the Company’s enterprise resource planning system and training expenditures related to Media Luna).

39 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 20. DERIVATIVE CONTRACTS

The following table shows the fair value of derivative contracts and their classification in the Consolidated Statements of Financial Position as at December 31, 2025 and 2024:

	Classification	Fair Value as at December 31, 2025	Fair Value as at December 31, 2024
Currency contracts	Current assets	$0.3	$—

Total derivative assets		$0.3	$—

Currency contracts	Current liabilities	$—	$3.5
QP Hedges	Current liabilities	8.5	—

Total derivative liabilities		$8.5	$3.5

Gold Contracts

In January 2025, the Company entered into gold put options for a premium of $4.7 to sell 155,000 ounces of gold between January 2025 and December 2025 at a strike price of $2,500 per ounce (year ended December 31, 2024 - nil).

As at December 31, 2025, the Company did not have any gold put options outstanding (December 31, 2024 - nil).

Currency Contracts

Foreign Exchange Zero-Cost Collars

During the year ended December 31, 2025, the Company entered into a series of zero-cost collars whereby it sold a series of call option contracts and purchased a series of put option contracts for $nil cash premium to hedge against changes in foreign exchange rates of the Mexican pesos (“MXN”) between January 2026 and September 2027 for a total notional value of $21.0, with a weighted average put strike (floor) rate of 18.50:1 and a weighted average call strike (ceiling) rate of 20.20:1 (year ended December 31, 2024 - the Company entered into a series of zero-cost collars, whereby it sold a series of call option contracts and purchased a series of put option contracts for $nil cash premium to hedge against changes in foreign exchange rates of the MXN between July 2024 and December 2025 for a total notional value of $123.7, with a weighted average put strike (floor) rate of 19.41:1 and a weighted average call strike (ceiling) rate of 21.32:1).

As at December 31, 2025, the outstanding USD/MXN foreign exchange collar contracts had a weighted average put strike (floor) rate of 18.50:1 and a weighted average call strike (ceiling) rate of 20.20:1 to settle a notional value of $21.0 between January 2026 and September 2027 (December 31, 2024 - weighted average put strike (floor) rate of 19.70:1 and a weighted average call strike (ceiling) rate of 21.63:1 to settle a notional value of $100.0 between January 2025 and December 2025).

40 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

The table below provides a summary of the foreign exchange collar contracts outstanding by maturity as at December 31, 2025:

	Average Put Strike (Floor) Rate (MXN/USD)	Average Call Strike (Ceiling) Rate (MXN/USD)	Notional Value	Fair Value as at December 31, 2025
Less than 1 year	18.50	20.20	$12.0	$0.3
1 - 2 years	18.50	20.20	9.0	—

			$21.0	$0.3

Foreign Exchange Forwards

During the year ended December 31, 2025, the Company did not enter into any additional foreign exchange forward contracts (year ended December 31, 2024 - the Company entered into foreign exchange forward contracts to purchase MXN 924.3 million for $44.0 between January 2025 and December 2025 at a weighted average MXN/USD foreign exchange rate of 21.01:1).

As at December 31, 2025, the Company did not have any foreign exchange forward contracts (December 31, 2024 - weighted average MXN/USD foreign exchange rate of 21.01:1 to purchase MXN 924.3 million for $44.0 between January 2025 and December 2025).

In January 2026, the Company entered into foreign exchange forward contracts to purchase MXN 448.1 million for $24.0 between January 2026 and December 2027 at a weighted average MXN/USD foreign exchange rate of 18.67:1.

QP Hedges

During the year ended December 31, 2025, the Company entered into QP Hedges to mitigate exposure to copper and silver price fluctuations on provisionally priced concentrate sales, with the objective of achieving final settlement prices of one month after shipment. Under the Company’s concentrate sales contracts, sales prices are subject to final adjustment based on quoted market prices during the quotational period specified in the underlying sales agreements. Given pricing elections by certain customers, the Company entered into QP Hedges on 4,945 tonnes of copper and 546,620 ounces of silver to achieve this price. These QP Hedges do not qualify for hedge accounting under IFRS 9. Accordingly, they are classified as financial instruments measured at FVTPL, with changes in fair value recognized in the Consolidated Statements of Operations and Comprehensive Income in the period in which they arise. The fair value of the QP Hedges as at December 31, 2025 was a liability of $8.5 (December 31, 2024 - $nil).

The table below provides a summary of the QP Hedges outstanding as at December 31, 2025:

	Volume hedged	Weighted average floating price of QP hedges	Maturity
Payable copper	4,945 t	$11,783.64 /t	March to May 2026
Payable silver	546,620 oz	$57.89 /oz	February to May 2026

In February 2026, the Company entered into additional QP Hedges on 17,500 ounces of gold and 153,000 ounces of silver to achieve final settlement prices of one month after shipment.

Derivatives arising from gold forward contracts, foreign exchange collar and forward contracts and QP Hedges are intended to manage the Company’s risk management objectives associated with changing market values. These derivatives have not been designated as hedges. Changes in the fair value of these derivative contracts

41 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

are recognized as a derivative (gain) loss, net in the Consolidated Statements of Operations and Comprehensive Income.

The following table shows the losses on derivative contracts during the years ended December 31, 2025 and 2024:

	Year Ended
	December 31, 2025	December 31, 2024
Unrealized gain on gold contracts	$—	$(22.2)
Unrealized (gain) loss on currency contracts	(3.8)	5.5
Unrealized loss on QP Hedges	8.5	—
Realized loss on gold contracts	4.7	64.1
Realized gain on currency contracts	(8.1)	(1.3)

	$1.3	$46.1

NOTE 21. FINANCE COSTS (INCOME), NET

The following table shows finance costs (income), net for the years ended December 31, 2025 and 2024:

		Year Ended
	Note	December 31, 2025	December 31, 2024
Finance costs, excluding lease obligations[1]		$17.7	$2.2
Interest income		(6.0)	(7.8)
Accretion of decommissioning liabilities	13	2.3	2.3
Interest on lease obligations[2]		7.2	—

		$21.2	$(3.3)

1.

For the year ended December 31, 2025, the finance costs, excluding lease obligations, excluded borrowing costs capitalized to property, plant and equipment of $1.0 (year ended December 31, 2024 - $5.7).

2.	For the year ended December 31, 2025, the interest on lease obligations excluded borrowing costs capitalized to property, plant and equipment of $0.8 (year ended December 31, 2024 - $3.0).

NOTE 22. INCOME TAXES

The components of income tax expense for the years ended December 31, 2025 and 2024 are as follows:

	Year Ended
	December 31, 2025	December 31, 2024
Current income tax expense	$232.0	$149.6
Deferred income tax (recovery) expense	(127.4)	66.5

Income tax expense	$104.6	$216.1

42 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

For the years ended December 31, 2025 and 2024, the Company’s effective rate of income tax differs from the statutory rate of 26.5% as follows:

	Year Ended
	December 31, 2025	December 31, 2024
Income before income tax expense	$508.0	$350.7

Canadian federal and provincial tax rates	26.5%	26.5%

Expected income tax expense	134.6	92.9
Tax effect:
Mexican mining royalty	45.2	25.0
Impact of foreign tax rates	17.9	12.0
Net deductible permanent differences	(25.4)	(0.7)
Impact of foreign exchange	(71.1)	85.6
Change in unrecognized deferred tax assets	3.4	1.3

Income tax expense	$104.6	$216.1

The significant components of recognized deferred income tax assets and liabilities are as follows:

	December 31, 2025	December 31, 2024
Assets
Exploration expenses	$0.6	$7.1
Provisions	31.8	34.9
Other deferred tax assets	4.4	1.6
Future deductibility of Mexican mining royalties	35.3	24.4
Tax credits	—	0.7
Property, plant and equipment	155.3	37.8

Total deferred tax assets	$227.4	$106.5

Liabilities
Inventory	$1.5	$(15.1)
Other deferred tax liabilities	(16.9)	(6.9)

Total deferred tax liabilities	$(15.4)	$(22.0)

Balance, deferred tax assets, net, end of year	$212.0	$84.5

Classification:
Non-current assets	$214.7	$84.5
Non-current liabilities	(2.7)	—

	$212.0	$84.5

43 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences as management does not consider their utilization to be probable in the foreseeable future:

	December 31, 2025	December 31, 2024
Exploration expenses	$7.2	$—
Decommissioning liabilities and other reserves	35.3	30.7

Total unrecognized deductible temporary differences	$42.5	$30.7

As at December 31, 2025, the Company has $157.8 of temporary differences associated with investment in subsidiaries for which deferred tax liabilities have not been recognized (December 31, 2024 - $8.4). The Company has the ability to control the timing of the reversal, and it is not probable that the temporary differences will reverse in the foreseeable future.

NOTE 23. EARNINGS PER SHARE

Earnings per share was calculated using the weighted average number of common shares outstanding for the years ended December 31, 2025 and 2024 as follows:

	Note	Year Ended
		December 31, 2025	December 31, 2024
Net income		$403.4	$134.6
Gain on remeasurement of share-based payments	18	—	—

Net income, net of gain on remeasurement of share-based payments		$403.4	$134.6

Basic weighted average shares outstanding		88,033,127	85,977,291
Weighted average shares dilution adjustments:
Options		3,394	5,236
RSUs		177,210	159,099
ERSUs		337,777	325,209
EPSUs		567,092	542,102
Stock options assumed pursuant to the Prime Mining acquisition		14,403	—
Warrants assumed pursuant to the Prime Mining acquisition		856	—

Diluted weighted average shares outstanding		89,133,859	87,008,937

Earnings per share[1]
Basic		$4.58	$1.57
Diluted		$4.53	$1.55

1.	As DSUs are only cash-settled, they are excluded in the calculation of both basic and diluted earnings per share.

44 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

The following is a summary for the years ended December 31, 2025 and 2024 of the Options, RSUs, ERSUs, EPSUs, stock options assumed pursuant to the Prime Mining acquisition, and warrants assumed pursuant to the Prime Mining acquisition excluded in the diluted weighted average number of common shares outstanding, as their exercise or settlement would be anti-dilutive in the earnings per share calculation:

	Year Ended
	December 31, 2025	December 31, 2024
Options	—	—
RSUs	—	1,260
ERSUs	11,205	7,189
EPSUs	8,549	24,040
Stock options assumed pursuant to the Prime Mining acquisition	123,300	—
Warrants assumed pursuant to the Prime Mining acquisition	—	—

	143,054	32,489

NOTE 24. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in Non-Cash Operating Working Capital

	Year Ended
	December 31, 2025	December 31, 2024
Trade receivables	$(56.5)	$(4.6)
Value-added tax receivables, net	7.5	6.1
Inventory	(25.9)	(4.7)
Prepaid expenses and other current assets	(2.9)	(4.9)
Accounts payable and accrued liabilities	36.6	(1.3)

Changes in non-cash operating working capital	$(41.2)	$(9.4)

Reconciliation of Additions to Property, Plant and Equipment to Investing Activities in the Consolidated Statements of Cash Flows

	Note	December 31, 2025	December 31, 2024
Additions to property, plant and equipment	9	$355.0	$644.0
Capitalized depreciation		(2.9)	(4.7)
Capitalized borrowing costs		(1.8)	(8.7)
Lease-related asset additions		(43.8)	(55.5)
Changes in non-cash investing working capital		46.1	(21.4)

		$352.6	$553.7

45 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Reconciliation of Movements of Liabilities to Cash Flows Arising from Financing Activities

	Debt Facility	Lease- Related Obligations
Balance, January 1, 2024	$—	$32.0
Proceeds from Debt Facility	165.0	—
Principal repayments	(100.0)	(8.6)
Lease-related obligation additions	—	55.5
Interest expense	1.7	0.5
Interest paid[1]	(4.3)	(5.8)
Borrowing costs capitalized to property, plant and equipment[2]	3.4	5.3
Transaction costs for Debt Facility	(0.7)	—
Reclassification of deferred finance charges	(2.2)	—
Unrealized foreign exchange gain	—	(0.6)

Balance, December 31, 2024	$62.9	$78.3
Proceeds from Debt Facility	190.0	—
Principal repayments	(225.0)	(17.1)
Lease-related obligation additions	—	43.8
Interest expense	11.0	7.2
Interest paid[1]	(11.9)	(8.1)
Borrowing costs capitalized to property, plant and equipment[2]	1.0	0.8
Amortization of deferred finance charges	0.6	—
Transaction costs for Debt Facility	(1.0)	—
Unrealized foreign exchange loss	—	0.7

Balance, December 31, 2025	$27.6	$105.6

1.

For the year ended December 31, 2025, the total interest paid of $20.0 included the cash portion of borrowing costs capitalized to property, plant and equipment of $1.7 (year ended December 31, 2024 - $10.1 and $8.0, respectively).

2.

For the year ended December 31, 2025, borrowing costs capitalized to property, plant and equipment totalled $1.8, which included the cash portion of $1.7 and the non-cash portion of $0.1 (year ended December 31, 2024 - $8.7, $8.0 and $0.7, respectively).

NOTE 25. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, trade receivables, accounts payable and accrued liabilities, derivative contracts, debt, and lease-related obligations. Other than the derivative contracts and trade receivables related to copper sales, these financial instruments are recorded at amortized cost in the Consolidated Statements of Financial Position. The fair values of these financial instruments, excluding debt and lease-related obligations, approximate their carrying values due to their short-term maturity.

The derivative contracts and trade receivables related to copper sales are recorded at fair value and revalued through income at the end of each reporting period and are classified as Level 2 within the fair value hierarchy. The fair value of derivative contracts is estimated using a combination of quoted prices and market-derived inputs. The fair value of trade receivables related to copper sales is estimated using the forward price based on when the sale is expected to settle in final.

There were no amounts transferred between levels of the fair value hierarchy during the years ended December 31, 2025 and 2024.

46 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

The Company’s financial risk exposures and the impact on the Company’s financial instruments are summarized below:

(a)	Credit risk:

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. As at December 31, 2025, the Company’s cash and cash equivalents, trade receivables and derivative assets are primarily held with reputable financial institutions and large international organizations with strong credit ratings. The carrying amount of the Company’s cash and cash equivalents, trade receivables and derivative assets represents the maximum exposure to credit risk as at December 31, 2025.

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company is exposed to liquidity risk in meeting its operating expenditures in instances where sufficient cash positions are unable to be maintained or appropriate financing is unavailable. The primary sources of funds available to the Company are cash flows generated by the operations at the Morelos Complex, its cash reserves and any available funds under the Debt Facility.

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2025, the Company had available liquidity of $426.3, consisting of cash of $119.5 and undrawn capacity on the Debt Facility of $306.8 as a result of borrowings of $30.0 and $13.2 in letters of credit utilized (December 31, 2024 - $331.5, $110.2, $221.3, $65.0 and $13.7, respectively). The Company maintains its cash in fully liquid business accounts.

Cash flows that are expected to fund the operations at the Morelos Complex, and the development of Media Luna North (formerly EPO) and settle current liabilities are dependent on, among other things, proceeds from gold and copper concentrate sales. If operations at the Morelos Complex are shut down for a prolonged period of time, the Company may not be able to generate sufficient cash flow to meet its obligations or satisfy certain requirements of the Debt Facility. The Company may have various options available to mitigate the risk of breaching requirements under the Debt Facility, including seeking a waiver from the lenders, which is outside the Company’s direct control, and failing that, settling the loan entirely and so removing the requirements under the Debt Facility.

47 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

The following tables detail the Company’s expected remaining contractual cash flow requirements for its financial liabilities on repayment or maturity periods. The amounts presented are based on the contractual undiscounted cash flows and may not agree with the carrying amounts in the Consolidated Statements of Financial Position.

	As at December 31, 2025
	Less Than 1 Year	1-3 Years	4-5 Years	Greater Than 5 Years	Total
Accounts payable and accrued liabilities	$190.6	$—	$—	$—	$190.6
Derivative contracts	8.5	—	—	—	8.5
Debt	1.8	3.6	30.9	—	36.3
Lease-related obligations	44.2	44.2	30.4	8.0	126.8

	$245.1	$47.8	$61.3	$8.0	$362.2

	As at December 31, 2024
	Less Than 1 Year	1-3 Years	4-5 Years	Greater Than 5 Years	Total
Accounts payable and accrued liabilities	$169.9	$—	$—	$—	$169.9
Derivative contracts	3.5	—	—	—	3.5
Debt	4.5	74.1	—	—	78.6
Lease-related obligations	34.6	29.2	30.3	—	94.1

	$212.5	$103.3	$30.3	$—	$346.1

(c)	Market risk:

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

(i)	Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument or its fair value will fluctuate because of changes in market interest rates. The Debt Facility (Note 11) bears interest at a rate of Term SOFR plus a credit spread adjustment and an applicable margin based on the Company’s leverage ratio. A 100-basis point change in the interest rate would have resulted in a nominal decrease or increase in the Company’s net income for the year ended December 31, 2025, assuming other variables remain unchanged. The Company has not entered into any agreements to hedge against unfavourable changes in interest rates.

The Company does not consider its interest rate risk exposure to be significant as at December 31, 2025 with respect to its cash and cash equivalents.

(ii)	Foreign currency risk:

The Company is exposed to financial risk related to foreign exchange rates. The Company operates in Canada, Mexico and the USA and has exposure to financial risk arising from fluctuations in foreign exchange rates.

The Company expects the majority of its exploration, project development, operating and decommissioning expenditures associated with its properties to be paid in Mexican pesos and U.S. dollars.

48 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

As at December 31, 2025, the Company had cash and cash equivalents, accounts payable and accrued liabilities and other non-current liabilities that are denominated in Mexican pesos and in Canadian dollars. A 10% appreciation or depreciation of the Mexican peso relative to the U.S. dollar would have resulted in a decrease or increase of $7.2 in the Company’s net income from the translation of these balances for the year ended December 31, 2025, assuming other variables remain unchanged. A 10% appreciation or depreciation of the Canadian dollar relative to the U.S. dollar would have resulted in a decrease or increase of $4.2 in the Company’s net income from the translation of these balances for the year ended December 31, 2025, assuming other variables remain unchanged.

To manage the foreign currency risk on operating and capital expenditures, the Company entered into a series of zero-cost collars whereby it sold a series of call option contracts and purchased a series of put option contracts for a $nil cash premium to hedge against changes in foreign exchange rates of the MXN (Note 20). As at December 31, 2025, a 10% change in the weighted average put strike (floor) rate and weighted average call strike (ceiling) rate would result in a $3.0 decrease or increase in the Company’s net income for the year ended December 31, 2025 related to the foreign exchange zero-cost collars.

To manage the foreign currency risk on operating expenditures in 2025, the Company entered into foreign exchange forward contracts to hedge against changes in foreign exchange rates of the Mexican peso (Note 20). These contracts expired in December 2025, and as at December 31, 2025, the Company had no further foreign exchange forward contracts outstanding.

(iii)	Commodity price risk:

Gold prices have fluctuated widely in recent years, and there is no assurance that a profitable market will exist for gold produced by the Company. To manage this risk, the Company entered into gold put options to hedge against changes in gold prices until December 2025 (Note 20). These contracts expired in December 2025, and as at December 31, 2025, the Company had no further gold put option contracts outstanding.

As at December 31, 2025, the Company had copper concentrate sales awaiting final pricing (Note 15), which will be determined in 2026 when the sale settles in final. A 10% change in the metal prices on copper concentrate sales awaiting final pricing as at December 31, 2025, excluding the impact of any QP Hedges, and assuming other variables remain unchanged, would result in an increase in the Company’s net income as follows:

Impact on Net Income
Gold	$24.4
Silver	2.9
Copper	6.6

The effect of a 10% decrease in metal prices, excluding the impact of any QP Hedges, and assuming other variables remain unchanged, would decrease net income by an equivalent amount.

To manage the silver and copper price exposure risk related to the time lag between the provisional and final determination of concentrate sales, the Company entered into QP Hedges (Note 20).

(d)	Fair value:

Fair market value represents the amount that would be exchanged in an arm’s length transaction between willing parties and is best evidenced by a quoted market price, if one exists.

49 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

The levels in the hierarchy are as follows:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

•	Level 3: Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

NOTE 26. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to maintain financial strength, to protect its ability to meet its ongoing liabilities, to continue as a going concern, to maintain creditworthiness and to maximize returns for shareholders over the long term. Capital consists of the Company’s shareholders’ equity and debt. As at December 31, 2025, the Company’s shareholders’ equity was $2,426.6 (December 31, 2024 - $1,630.9), and debt, comprising the Debt Facility and lease-related obligations, net of deferred finance charges, was $133.2 (December 31, 2024 - $141.2), resulting in total capital of $2,559.8 (December 31, 2024 - $1,772.1). As at December 31, 2025, the Company had available liquidity of $426.3, consisting of cash of $119.5 and undrawn capacity on the Debt Facility of $306.8 as a result of borrowings of $30.0 and $13.2 in letters of credit utilized (December 31, 2024 - $331.5, $110.2, $221.3, $65.0 and $13.7, respectively).

NOTE 27. SEGMENTED INFORMATION

The Company bases its operating segments on the way information is reported and used by the Company’s chief operating decision-maker (“CODM”). The operating segment results are reviewed by the CODM in order to make decisions about resources to be allocated to the segment and to assess performance. The Chief Executive Officer, as the Company’s CODM, reviews financial information and allocates resources on a consolidated basis. Following the acquisitions of Reyna Silver on August 20, 2025 (Note 5) and Prime Mining on October 22, 2025 (Note 6), the Company’s primary business activity continues to be the operation of the Morelos Complex in Mexico where all revenues originate. As a result, for the year ended December 31, 2025, the Company considers its reportable operating segment to be the Morelos Complex. The Company separately recognizes the non-operating segment, Corporate and Other, which includes corporate and other non-operating assets engaged in pre-development exploration and evaluation activities (including Reyna Silver and Prime Mining) that do not pertain directly to the operating segment.

For the year ended December 31, 2024, the Company operated a single reportable operating segment, and amounts disclosed in the consolidated financial statements also represented segment amounts. Segmented information for the prior period was restated for comparative purposes to reflect the Morelos Complex and Corporate and Other as separate segments.

50 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

The following tables summarize information relating to the Company’s reportable segments as reviewed by the CODM for the years ended December 31, 2025 and 2024:

	Year Ended December 31, 2025
	Operating Segment	Non-operating Segment[1]	Total
	Morelos Complex	Corporate and Other
Revenue
Metal sales	$1,305.6	$—	$1,305.6
Cost of sales
Production costs	456.6	—	456.6
Royalties	43.8	—	43.8
Depreciation and amortization	168.3	—	168.3

Earnings from mine operations	$636.9	$—	$636.9
General and administrative expenses	—	69.5	69.5
Exploration and evaluation expenses	27.4	7.8	35.2

	$27.4	$77.3	$104.7

Derivative loss, net			1.3
Finance costs, net			21.2
Foreign exchange loss			1.7

			$24.2

Income before income taxes			$508.0

1.	The non-operating segment includes corporate and pre-development exploration and evaluation activities.

51 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

	Year Ended December 31, 2024
	Operating Segment	Non-operating Segment[1]	Total
	Morelos Complex	Corporate and Other
Revenue
Metal sales	$1,115.5	$—	$1,115.5
Cost of sales
Production costs	424.5	—	424.5
Royalties	31.2	—	31.2
Depreciation and amortization	191.6	—	191.6

Earnings from mine operations	$468.2	$—	$468.2
General and administrative expenses	—	47.4	47.4
Exploration and evaluation expenses	11.3	—	11.3
Other expenses	4.9	2.2	7.1

	$16.2	$49.6	$65.8

Derivative loss, net			46.1
Finance income, net			(3.3)
Foreign exchange loss			8.9

			$51.7

Income before income taxes			$350.7

1.	The non-operating segment includes corporate and pre-development exploration and evaluation activities.

52 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

The following tables summarize total assets and total liabilities by reportable segments as at December 31, 2025 and 2024:

	As at December 31, 2025
	Operating Segment	Non-operating Segment[1]	Total
	Morelos Complex	Corporate and Other
Total assets[2]	$2,527.9	$497.5	$3,025.4
Total liabilities	528.4	70.4	598.8

	As at December 31, 2024
	Operating Segment	Non-operating Segment[1]	Total
	Morelos Complex	Corporate and Other
Total assets[2]	$2,099.2	$40.6	$2,139.8
Total liabilities	469.4	39.5	508.9

1.	The non-operating segment includes corporate and pre-development exploration and evaluation activities.
2.	Total assets primarily relate to property, plant and equipment (Note 9).

Revenues by geographic location are based on the location in which the revenues originate. The Company’s revenues relate entirely to the Morelos Complex reportable operating segment, which is domiciled in Mexico. For the year ended December 31, 2025, total revenue from sales to major customers represented 99.6% of total revenue (year ended December 31, 2024 - 99.3%). However, the Company is not economically dependent on a limited number of customers for the sale of its products as gold, copper and silver can be sold to and through numerous financial institutions and commodity market traders worldwide. The following table shows the revenue from sales to major customers for the years ended December 31, 2025 and 2024:

	Year Ended
	December 31, 2025	December 31, 2024
Customer 1	$465.9	$19.3
Customer 2	310.3	—
Customer 3	188.5	333.2
Customer 4	137.1	361.5
Customer 5	120.9	393.5
Customer 6	77.0	—

	$1,299.7	$1,107.5

NOTE 28. RELATED PARTY TRANSACTIONS

Key Management Personnel

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, President & CEO, and Chief Financial Officer are considered key management personnel.

53 Torex Gold Resources Inc. | TSX: TXG

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

The remuneration of key management personnel in respect of the years ended December 31, 2025 and 2024 is as follows:

	Year Ended
	December 31, 2025	December 31, 2024
Salaries and benefits	$2.8	$2.5
Share-based compensation[1]	21.4	11.8

	$24.2	$14.3

1.	For the year ended December 31, 2025, the share-based compensation expense included a loss on remeasurement of $17.4 (year ended December 31, 2024 - loss on remeasurement of $8.1).

NOTE 29. COMMITMENTS

Purchase Commitments

As at December 31, 2025, the total purchase commitments are as follows:

	As at December 31, 2025
	Less Than 1 Year	1-3 Years	4-5 Years	Greater Than 5 Years	Total
Operating commitments[1]	$223.5	$114.0	$20.0	$—	$357.5
Capital commitments[1]	50.0	3.1	1.4	—	54.5

	$273.5	$117.1	$21.4	$—	$412.0

1.	Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

During the year ended December 31, 2024, the Company entered into a power purchase agreement for the delivery of 236,520 megawatt hours of electricity per year over a period of five years, at a fixed rate per megawatt hour, subject to annual inflation adjustments. Delivery under the power purchase agreement commenced in December 2024. As at December 31, 2025, the agreement is accounted for as an executory contract on the basis that the contract is held for the purpose of the receipt of a non-financial item in accordance with the expected electricity usage by the Company over the contract term. Included in operating commitments as at December 31, 2025 is $77.8 relating to the power purchase agreement.

Morelos Complex Royalties

Production revenue from certain concessions is subject to a 2.5% royalty payable to the Mexican Geological Survey agency. The royalty is accrued based on revenue and is payable on a quarterly basis. For the year ended December 31, 2025, the Company paid $27.7 for the 2.5% royalty relating to the fourth quarter of 2024 and the first, second and third quarters of 2025 (December 31, 2024 - $26.3 relating to the fourth quarter of 2023 and the first, second and third quarters of 2024). As at December 31, 2025, the Company had accrued $11.6 for the 2.5% royalty relating to the fourth quarter of 2025 (December 31, 2024 - $6.8 relating to the fourth quarter of 2024).

As of January 1, 2025, the Mexican mining tax increased from 7.5% to 8.5% and the royalty increased from 0.5% to 1.0%. In March 2025, the Company paid $39.4 in respect of the 7.5% and 0.5% mining tax and royalty, respectively, for 2024 (paid in March 2024 - $29.4 for 2023). As at December 31, 2025, the Company had accrued $53.6 and $12.0 for the 8.5% and 1.0% mining tax and royalty, respectively, to be paid in March 2026 (December 31, 2024 - $34.5 and $5.1 accrued for the 7.5% and 0.5% mining tax and royalty, respectively, to be paid in March 2025).

54 Torex Gold Resources Inc. | TSX: TXG